FORM 10-SB 12(g)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                               WOWSTORES.COM INC.

                 (Name of Small Business Issuer in its charter)

            COLORADO                               84-1452191
--------------------------------------------------------------------------------
(State or other jurisdiction              I.R.S. Employer Identification No.)
of incorporation or organization)

                500 North Broadway, Suite 129, Jericho, NY 11753
--------------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)

Issuer's telephone number:      (516)465-3858
                           -----------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered_________________________________________

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Name of each exchange on which each class is to be registered___________________

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $0.00004
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

                                INTRODUCTORY NOTE

      This is the initial filing pursuant to the Securities and Exchange Act of 1934 ("Exchange Act") by the Registrant. As noted herein and in the text which follows, the Registrant was incorporated on March 6, 1998, and has since experienced one name change and two changes of control, and changes of business focus. The Company continues to be a start up development stage entity without significant revenues or any assurance of continued operations.

      The Company was initially incorporated under the name Interactive Golf Marketing Inc. ("IGM"). The business of IGM was the development, marketing, distribution and sale of a new type of patented golf glove. Such business was terminated before any revenues were realized.

      While known as IGM, the Company completed a $75,000 Private Placement offering pursuant to Rule 504 and filed a 15(c)211 permitting public trading of the Common Shares on the NASD Bulletin Board.

      On February 16, 1999, IGM acquired all of the Common Stock of E-Stores.com Inc. ("E-Stores") issuing 3,040,000 shares of IGM Common Stock to the E-Stores shareholders, then representing 67% of the Common Stock of the Company subsequent to such transaction. The E-Stores management group owned and operated the Company thereafter and changed its name to WowStores.com ("WowStores"). The business of WowStores is a development stage Internet retail on-line business directory. During the period of operations by former WowStores management, the Company completed an additional One Million ($1,000,000) Dollar private placement of additional securities.

      On August 24, 1999, WowStores acquired substantially all of the capital stock of Stockfirst.com, Inc., a Delaware corporation which owns and operates an Internet financial information portal. The Company's name did not change. The Company reorganized under the management of StockFirst, and continues to develop the WowStores retail on-line directory as well as operating the financial portal under the name "StockFirst". For accounting purposes, StockFirst is the acquiring entity, although WowStores, the former IGM, is the legal survivor.

                                     Part I

ITEM 1.       DESCRIPTION OF BUSINESS

HISTORY AND BACKGROUND

The Company is a Colorado corporation, which was incorporated on March 6, 1998, under the name Interactive Golf Marketing Inc. ("IGM"). On February 16, 1999, the Company entered into a stock purchase agreement with E-Stores.com Inc., pursuant to which the Company acquired all of the issued and outstanding capital stock of E-Stores, Inc. in exchange for the capital stock of IGM. On February 22, 1999, the Company changed its name to WowStores.com Inc.

Prior to the acquisition, Herbert Tabin, Gary Schultheis, & Rakesh Taneja owned 100% of the capital stock of E-Stores.com Inc. and served as its officers and directors. As a result of the consummation of the transactions under the stock purchase agreement, E-Stores.com Inc. became a wholly owned subsidiary of the Company and Herbert Tabin, Gary Schultheis, & Rakesh Taneja became the principal shareholders of the Company and the officers and directors of the Company.

Effective August 24, 1999, the Company entered into a plan of reorganization (the "Plan") with Stockfirst.com, Inc. ("StockFirst"). The Agreement originally provided for the Company to issue 342,225,000 shares of its common stock in exchange for 2,281,500 shares, or 100% of StockFirst outstanding shares (a 150 for 1 exchange). However, certain StockFirst shareholders ("Non-Participating Shareholders") initially elected not to participate in the exchange of shares with the Company. At closing, the Company issued 322,275,000 shares of its stock in exchange for 2,148,500 StockFirst shares, or approximately 94% of StockFirst's outstanding shares, in a transaction accounted for as a reverse acquisition. Pursuant to the terms of the closing agreement of the Plan, 19,950,000 shares of the Company's common stock were issued in the name of StockFirst to be held for the benefit of the Non-Participating shareholders. Upon completion of the transaction, the principal shareholders of Stockfirst.com Inc. became the Company's principal officers and a majority of its directors. In January 2000, the Non-Participating Shareholders elected to participate in the initial transaction, and were issued 19,950,000 shares of the Company's common stock in exchange for the remaining shares of StockFirst. StockFirst is a wholly-owned subsidiary of the Company.

PRIOR BUSINESS OF THE COMPANY

      Interactive Golf Marketing Inc. was located in Littleton, Colorado. The business operated as a developer of a new type of golf glove, in which it had made an application of a patent for the Dual Balance TM Instructional Glove System (United States of America Patent # 5,542,126). The product was comprised of a pair of golf gloves that allow any golfer, from beginner to novice or advanced, to place his hands on the golf club correctly every time. This system was to provide players with a tool to visually illustrate the correct and accurate way to hold the club. Interactive Golf Marketing Inc.'s marketing focus was expected to be in the design, development, and facilitation of a commerce based Internet site where the product could be seen and ordered online. Development of the patented glove was not completed. Although the Company holds this patent, it has no intention of developing or utilizing this product.

CURRENT BUSINESS OF THE COMPANY

The Company is in the start-up phase of two separate lines of business:

(1) Under the name WowStores.com Inc., the Company operates a retail online directory where visitors can visit and purchase items from various Internet Web sites linked to the Company. WowStores.com has online product space through which it can offer customers a vast product selection through an efficient search-and-retrieval interface. WowStores is a unique Internet web site. If instructed by the User, the WowStores web site will conduct a shopping search, and provide for a commission from the corresponding site, should the user use the provided link to that sponsor's site.

WowStores.com has established over 600 affiliations with various online Web sites. WowStores can theoretically receive commissions through the purchases by visitors to the WowStores site from the various affiliates. Although the site is accessible, up and operating, WowStores does not currently generate revenues because the Company lacks the software or e-solutions to track the sales achieved by such affiliates. The Company intends to increase the number of affiliates and to create and initiate co-marketing programs which permit WowStores to increase brand awareness. The Company currently has no assurance that it will be able to implement the software or e-solutions necessary to generate revenues from the site.

(2)Stockfirst.com is a financial portal specializing in financial content aggregation, to wit: Stockfirst.com collects and re-publishes financial information provided by others. This information is made available to visitors to the Company's site on a free basis. Stockfirst.com intends to increase market share through brand recognition, while simultaneously increasing its subscriber base. StockFirst has built a subscriber base through advertising on various Internet web sites generating over 62,000 non-paying subscribers to its financial weekly newsletter. StockFirst offers financial research, free real time stock quotes, message boards, financial products (e-commerce), daily market commentary, and various links to charts, IPO information, most active "after hour traded" stocks, etc.

The Company has achieved minimal revenue from operations, is in a start-up phase and has no significant assets, tangible or intangible, beyond its business concepts, StockFirst subscriber base, and WowStores affiliates.

There is no assurance that the Company will ever earn sufficient revenue to operate profitably or provide a return on investment to its security holders. The Company's activities to date have consisted primarily of efforts to raise funds; develop its retail online directory web site and its financial commentary website.

INTERNET INDUSTRY OVERVIEW

The following overview discussion of the Internet Industry is provided for the benefit of the reader, and should not be read to carry any implication that it is proprietary to or in any way limited to the Company.

The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. An estimated 33% of U.S. households now use the Internet. The number of U.S. homes which use the Internet is projected to rise to 66% by 2003.

Over 50% of the U.S. adult population accessed the Internet in 1998. International Data Corporation ("IDC") estimates that the number of Internet users will grow from approximately 69 million worldwide in 1997 to approximately 320 million worldwide by the end of 2002. This growth is expected to be driven by the large and growing number of personal computers ("PCs") installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers. The Internet possesses a number of unique characteristics that differentiate it from traditional media: users communicate or access information without geographic or temporal limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously with a single individual or with entire groups of individuals. As a result of these characteristics, Internet usage is expected to continue to grow rapidly. The growing acceptance of the Internet represents an enormous opportunity for businesses to conduct commerce over the Internet. IDC estimates that commerce over the Internet will increase from approximately $32 billion worldwide in 1998 to approximately $130 billion worldwide in 2000.

There are a large number of companies which we focused on facilitating a wide variety of business-to-consumer transactions.

These companies typically use the Internet to offer standard products and services that can be easily described with graphics and text and do not necessarily require physical presence for purchase, such as books, CDs, videocassettes, automobiles, home loans, airline tickets and on-line banking and stock trading. The Internet gives these companies the opportunity to develop one-to-one relationships with customers worldwide from a central location without having to make the significant investments otherwise required to build a traditional bricks and mortar presence, with inventory and distribution requirements associated with traditional direct marketing activities.

The Internet also offers advertisers the ability to target their messages and to make changes quickly and frequently in response to market factors, current events and consumer feedback. Advertising effectiveness is measured by the number of "impressions" delivered to customers and the "click-through" rate to advertisers' web sites. This level of target ability, flexibility, and measurability is not available through traditional print or broadcast media. Online advertising revenue was estimated at $266.9 million in 1996, $907 million in 1997, and $2.1 billion in 1998, and an estimated $5.5 billion in 1999. Online ad spending is expected to continue to grow to an estimated $15 billion by 2003. Online advertising is showing significantly stronger yearly growth than television advertising, and continues to gain ground on print advertising. Internet advertising is projected to grow at in excess of 40% per annum, or more than cable television's 15.5% growth rate.

REVENUE SOURCES

      The Company exists to gain a piece of the Internet business-to-consumer market, and hopes to be able to do so primarily by concentrating on its two concepts, free financial information to subscribers under the StockFirst portal and maintenance of an objective online retail directory as WowStores for "affiliate" sales of third party product offerings.

      Affiliations

      The Company has established over 600 affiliations with various online Web sites. WowStores can theoretically receive commissions through the purchases made by visitors to the WowStores site with the various affiliates. Some of the affiliations include AOL, Amazon, Toys R' Us, CD Now, Barnes & Noble, Staples, and other household names. WowStores.com currently receives no revenues from products and services sold through the site by shoppers who connect through the Company's listed Web sites. Such revenues will be possible when and if the Company develops the tracking software required to measure sales achieved by affiliates.

      Banner Advertising

      The Company plans on selling banner advertising on the WowStores.com website in the near future. The Company currently receives advertising dollars through its Stockfirst.com subsidiary. The competition for advertising dollars is intense, but the advertising dollars available are growing. Ad rates for many web sites have remained stable at $10 to $50 per 1,000 pages viewed, but significant discounting is prevalent in the market. Critical to the sale of advertising revenue on the Internet is the ability to attract and maintain an audience. In the opinion of management, the Company's WowStores site has the capacity, but not the proven ability, to attract and maintain an audience of sufficient size and length of stay to allow the Company to become a successful offeror of significant advertising dollars.

      E-Commerce

      The Company recently launched plans to have its own e-commerce business within StockFirst. StockFirst has entered into joint venture agreements with Wall Street Traders Column and IMF Corporation (Pitbull Investor.com) to engage in the business of e-commerce.

      E-Mail Sponsorships

      Through the Stockfirst.com subsidiary, the Company has started to sell advertising on the StockFirst weekly newsletter, through an e-mail sponsorship program. StockFirst intends to generate revenue through sponsors in addition to banner advertising on its site.

      Other Activities

      The Company is also exploring other Internet related activities as possible new business opportunities. The Company has had unsuccessful, to date, discussions with web developers relating to the possible acquisition thereof, or joint ventures with such entities. The Company is continuing to seek a business relationship with an on-going web development company. The Company has also entered into a letter of intent to acquire the business of U.S. Receivables Management Corp. ("U.S. Receivables"), a privately held company engaged in the debt collection business. U.S. Receivables is controlled by the existing officers and directors of the Company, including Messrs. George M. Greco Jr., and Paul Greco (see "Certain Transactions"). In the opinion of management, the acquisition of U.S. Receivables, if it can be accomplished on the terms and conditions of the Letter of Intent, specifically for securities, would enhance the Company's prospects, by providing it with a infused stream of revenues, and potentially synergistic benefits. U.S. Receivables does not have, and is not expected to have, an Internet focus.

COMPETITION.

      WowStores.com

      The market for retail online directories over the Internet is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. The Company currently or potentially competes with a large number of other companies, many of which have greater assets and other resources than the Company. The Company's competitors include various online shopping web sites, including VirtualMall.com, Virtual Shopping Center, Shopunet.com, Retail-on-the-web.com, cybershoppes.com, and a number of others.

      Stockfirst.com

      The market for financial information websites over the Internet is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. The Company currently or potentially competes with a number of other companies. The Company's competitors include various financial information Internet portals, including The Street.com, CBS Marketwatch, Raging Bull, IPO.com, Daily Stocks.com, Quote.com, P.C. Quote, Free Real Time.com, and a number of other services, including those that serve specialty markets.

      Competitive pressures created by any one of these companies, or the Company's competitors collectively, could have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes that the principal competitive factors in its market are financial content, free real time quotes, financial research, financial analysts, population of stock market investors, customer service, reliability of information, payment by advertisers, brand recognition, Web site convenience and accessibility, price, quality of search tools and system reliability.

      Most of the Company's current and potential competitors have longer operating histories, larger subscriber bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than the Company.

      In addition, other financial information services might be acquired by, receive investments from or enter into other business relationships with larger, well-established and well-financed companies as use of Internet and other financial information services increases. Therefore, certain of the Company's competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies or may try to attract traffic by offering services for free and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brand. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. Certain Web-based applications that direct Internet traffic to certain Web sites may channel users to information services that compete with the Company. Although the Company advertises with several larger online services and search engine companies, there can be no assurance that these arrangements will be renewed on reasonable rate terms or that they will otherwise continue to result in increased users of the Company's service. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of the events could have a material adverse effect on the Company's business, results of operations and financial condition.

EMPLOYEES

The Company is in the start-up phase of its operations. As of April 15, 2000, the Company had four employees, one employed as sales manager, one employed as a research editor/analyst, and two employed as officers. The officers are not currently drawing any salary from the Company; the President of the Company had previously received cash compensation as a consultant and forgiveness of debt obligations. See "MANAGEMENT - Compensation".

RESEARCH AND DEVELOPMENT EXPENSES

To date, all of the Company's efforts have been research and development type activities. Most of such costs are generally included in overhead as they are principally expenses associated with maintaining and development of new online features and applications and to the administration and maintenance of the Company's websites and applications.

RECENT DEVELOPMENTS

On November 10, 1999, the Company entered into a 24 month consulting agreement with ANF Financial, Inc. to introduce products, expansion of product offerings, development of new relationships, to assist and advise the Company of merger/acquisition candidates, proposals, and financing. In return for services, the Company agreed to pay $30,000.00 annually payable bi-monthly and issue $50,000 worth of stock for the first twelve months. On March 8, 2000, the Company amended the agreement terminating any cash compensation and agreeing to compensate the consultant on a performance basis only. The Company has issued 213,726 restricted shares in total to ANF Financial, pursuant to the original agreement.

On December 20, 1999, the Company entered into a Letter of Intent to acquire 100% of the business of U.S. Receivables Management Corp., a private company engaged in the debt collection business for 40,000,000 shares of its common stock. George M. Greco Jr., and Paul Greco, two of the four directors of the Company, or members of their family, currently control U.S. Receivables, a privately held company. There is no assurance that the transaction will be completed.

On December 14, 1999, Stockfirst.com Inc. entered into a joint venture agreement with IMF Corporation (Pitbull Investor.com) for the purpose of providing financial information, and stock recommendations to Stockfirst.com subscribers and the investing public on the StockFirst financial web site with the purpose of offering e-commerce to its subscribers and to sell its research and financial products through the web site.

On March 3, 2000, WowStores.com Inc. entered into a six-month consulting agreement with MaxVentures Inc. to introduce products, expansion of product offerings, development of new relationships, to assist and advise the Company of merger/acquisition candidates, proposals, and financing. In return for services, the Company agreed to pay $5,000.00 monthly plus ten percent of all gross paid revenues introduced to WowStores by the Consultant. WowStores also agreed to issue MaxVentures 1,000,000 shares of restricted common shares over the six month consulting period and restricted Common Stock equal in amount to twenty (20%) percent of certain monthly gross paid revenues of the Company generated by Max Ventures. As of April 15, 2000, WowStores has issued 333,333 restricted shares to MaxVentures.

On March 8, 2000, Stockfirst.com Inc. entered into a joint venture agreement with Wall Street Trader's Column for the purpose of providing financial information and stock recommendations to StockFirst subscribers and the investing public on the StockFirst financial web site.

RISK FACTORS

LACK OF PRIOR OPERATIONS AND EXPERIENCE. The Company has minimal revenue from operations, is in a start-up phase with its existing assets and has no significant assets, tangible or intangible. There can be no assurance that the Company will generate revenues in the future. There is no assurance that the Company will be able to operate profitably in the near future, or at any time thereafter.

HISTORY OF LOSSES. The Company has incurred net losses of approximately $273,000 and $77,000 for the fiscal year ended December 31, 1999 and the period June 17, 1998 (date of StockFirst's inception) to December 31, 1998, respectively. There can be no assurance that the Company will operate profitably in the near future or at all.

NEGATIVE CASH FLOW. The Company has negative cash flow from operations of approximately $408,000 and $87,000 for the year ended December 31, 1999 and the period June 17, 1998 (date of StockFirst's inception) to December 31, 1998, respectively. The Company has nominal current income or likely source of income in the immediate future. Consulting and web development, advertising, and other operating expenses are currently costing the Company in excess of $39,000 monthly. The Company will be required to place additional securities in new financings to make up for such negative cash flow. Such transactions may have a negative or depressing effect on the trading prices for the Company's publicly-traded securities.

INADEQUATE CAPITAL. The Company does not have adequate capital to continue current operations, without additional financing. The Company has no assurance that it will secure additional financing. If the Company is able to secure additional financing, there is no assurance that the current shareholders will not be significantly diluted or otherwise disadvantaged by the terms of such financing.

OTHER INTERESTS OF MANAGEMENT. The officers and directors have other interests to which they may devote time and each may continue to do so, notwithstanding the fact that additional management time may be necessary to conduct the business of the Company.

GOVERNMENT APPROVAL AND REGULATION. The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the Company's service or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that a state will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

In addition, because the Company's services are accessible worldwide and the Company facilitates sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. Failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations and financial condition.

PREFERRED STOCK. The Company's certificate of incorporation authorizes 10,000,000 shares of Preferred stock, none of which Preferred shares are outstanding.

NO LIKELIHOOD OF DIVIDENDS. The Company has never paid any cash or other dividend. At present, the Company does not anticipate paying dividends in the foreseeable future and intends to devote any earnings to the development of the Company's businesses. Investors who anticipate the need for income from their investments should refrain from purchasing the Company's stock.

RELIANCE ON MANAGEMENT. The Company's success is dependent upon its officers and directors and the hiring of key individuals. No officer or director has any long term employment agreement. There can be no assurance that the key personnel and the Company's other directors will remain employed by the Company. In the event key personnel cease to be employed by the Company, the Company will seek to find qualified replacements on a timely basis.

LACK OF LISTING. The Company's securities are traded on the OTC Pink Sheets. The Pink Sheets are a daily publication of the National Quotation Bureau that details bid and asked prices of thousands of Over-The-Counter stocks. The Pink Sheets are not a national securities exchange. The Pink Sheets do not provide holders of the Company's securities with the liquidity which would or could be available, if the Company's common stock were listed on a national securities exchange, or the NASDAQ electronic market.

PENNY STOCK. The Company is subject to the SEC's "penny stock" rules if its common stock trades below $5.00 per share. These rules require the delivery prior to any penny stock transaction of a disclosure schedule explaining the penny stock market and all associated risks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, which are generally defined as institutions or an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with the spouse. For these types of transactions the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. In addition, broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock which could severely limit its market price and liquidity.

INDEMNIFICATION AND EXCLUSION OF LIABILITY OF DIRECTORS AND OFFICERS. So far as permitted by law, the Company's Certificate of Incorporation and By-Laws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. As a result of such provisions, stockholders may be unable to recover damages against the directors and officers of the Company for actions taken by them which constitute negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing directors, officers, employees and agents of the Company for breaches of their duty of care, even though such action, if successful, might otherwise benefit the Company and its stockholders.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

On August 24, 1999, pursuant to a Reorganization Agreement, WowStores.com Inc. issued 322,275,000 shares of its common stock in exchange for 2,148,500 shares of StockFirst's outstanding shares in a transaction accounted for as a reverse acquisition. For accounting purposes, StockFirst was deemed the acquirer although WowStores is the surviving legal entity. The consolidated financial statements included herein and discussed below include the accounts of StockFirst from June 17, 1998 (date of StockFirst's inception) to December 31, 1998 (hereinafter, "Fiscal 1998") and for the year ended December 31, 1999 ("Fiscal 1999"). The Fiscal 1999 consolidated financial statements also include the accounts of WowStores.com, Inc. from August 24, 1999 (the effective date of the Reorganization Agreement) to December 31, 1999.

Results for Fiscal year 1999 reflect a loss of approximately $273,000 compared to a loss for Fiscal 1998 of approximately $77,000. The greater loss incurred in Fiscal 1999 was primarily attributable to costs associated with the Company's start-up and organization activities, including capital raising activities. In addition, the business of StockFirst continued to incur losses due to advertising, marketing, and other related start-up costs. Similar costs are being incurred and undertaken in the current year.

Operating expenses for Fiscal 1999 were approximately $468,000 compared to approximately $142,000 for Fiscal 1998. The major operating expenses for the Company were consulting and web development (approximately $97,000 and $37,000 in Fiscal 1999 and Fiscal 1998, respectively) and advertising (approximately $233,000 and $58,000 in Fiscal 1999 and Fiscal 1998, respectively). Increases in these items are primarily attributable to a full year's activity in Fiscal 1999 compared to approximately 6 1/2 months activity in Fiscal 1998.

Liquidity and Capital Resources. As of December 31, 1999, the Company had cash of approximately $393,000 compared to $109,000 as of December 31, 1998. At December 31, 1999, the Company had a deficit accumulated during the development stage of $351,000. sine inception, the Company had net cash used in operating activities of approximately $495,000. This was primarily as a result of a cumulative net loss of approximately $351,000 and a cumulative non-cash deferred income tax benefit of approximately $234,000. Significant investing and financing activities since inception are discussed below.

Equity raised through a 504 offering increased net worth by approximately $258,000 net of expenses associated with the offering. Cash acquired in the August 24, 1999 reverse acquisition was approximately $690,000. Resultant equity increased approximately $672,000, net of liabilities assumed of approximately $18,000. During Fiscal 1998, Mr. George M. Greco, Jr. advanced approximately $72,000 to the Company for working capital purposes. The loans were non interest bearing and had no set repayment terms. During Fiscal 1999, these loans were repaid to Mr. Greco.

On November 8, 1999, the Company satisfied a $100,000.00 promissory note previously issued by StockFirst, prior to maturity, by payment in the amount of $95,000.00. This advance was made by Galt Financial, Ltd. to Stockfirst.com Inc. The Payee forgave the interest in lieu of early payment and satisfaction of the note.

To date, the Company's cash requirements have largely exceeded cash flow. The Company has satisfied its capital needs primarily through the cash which was raised by the Company through private equity offerings. The Company's current cash position requires that it engage in capital raising activities during the next twelve months in order to continue its business activities.

The Company, through its wholly-owned subsidiary, StockFirst, has a restricted stock investment in Sickbay.com, Inc. ("Sickbay"). The Company invested $16,000 in Sickbay in exchange for eighty thousand (80,000) shares purchased at $.20 per share, and 240,000 Warrants, exercisable at $.60 per Warrant. The publicly traded Sickbay shares have a current fair market value of approximately $7.50 per share, as of a recent date. The Company's investment in Sickbay shares is restricted against re-transfer, and may not be currently sold. The Company cannot and has not assumed any receipt of funds from the Sickbay shares. Should the Sickbay shares be sold at or about current market values or any substantial fraction thereof, the Company would significantly benefit therefrom.

ITEM 3. DESCRIPTION OF PROPERTY

Office Space. The Company leases approximately 2,721 square feet of office space at 500 North Broadway, Suite 129, Jericho, NY 11753. The current rental rate of $5,385 per month, with certain escalations, is pursuant to a five-year lease expiring on March 31, 2005. The space is currently shared with U.S. Receivables, which pays 40% of the rent for the space. See Item 7, page 23 relating to Letter of Intent to acquire U.S. Receivables.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to the Company, as of April 15, 2000, regarding the beneficial ownership of the Company's voting securities by
(i) each of the Company's directors and executive officers, and (ii) all directors and executive officers as a group.

Except as indicated below, management is not aware of any individual or entity that owns 5% or more of the voting stock of the Company. Unless otherwise indicated, each of the stockholders, listed in the table below has sole voting and dispositive power with respect to shares beneficially owned by such stockholder.

NAME OF                   COMMON          PERCENT       PERCENT OF
BENEFICIAL OWNER(1)       SHARES          OF CLASS   VOTING OWNERSHIP
---------------------------------------------------------------------
The Greco Family          164,500,000      33.02%         33.02%
Limited Partnership

David Hirsch              102,000,000      20.47%         20.47%

Paul Greco Family          16,000,000       3.21%          3.21%
Limited Partnership

D. David Cohen                 (1)          0.00%          0.00%

All Directors and         282,500,000      56.70%         56.70%
Officers as a Group

(1) On January 18, 2000, at a meeting of the Board, the Board of Directors had an informal discussion in respect to Mr. Cohen's compensation for serving as a Director of the Company. The Board proposed issuing Mr. Cohen Shares in partial compensation for his services as a Director of the Company. No Shares have been issued to date. None are obligated to be issued. Mr. Cohen currently has no equity interest in the Company. No expense or obligation has been incurred to date.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

The directors and executive officers of the Company as of April 15, 2000 are as follows:

Name                    Age         Position

David Hirsch            37          President, Director

George M. Greco Jr.     34          Secretary, Treasurer & Director

Paul Greco              32          Director

D. David Cohen          60          Director

David Hirsch. Mr. Hirsch has been President and a Director of the Company since August, 1999. From October, 1998 to present, Mr. Hirsch also serves as the President and a Director of the Company's wholly owned subsidiary, StockFirst, Mr. Hirsch has been the President of StockFirst (formerly Genesis Capital Corp.) since October, 1998, and he has been responsible for its day-to-day operations, including the design, development and marketing of the corporate web site. From January, 1998 to September, 1998, Mr. Hirsch was a partner of Vestcom Holdings, Inc., a private Internet related Company, where he headed the marketing and sales division as well as creative Web design productivity for a financial Web site. From November 1995 to January 1998, Mr. Hirsch was employed as a registered representative with First United Equities, a brokerage firm in New York, NY. From April 1991 to November 1995, Mr. Hirsch was employed by Merrill Lynch where his efforts were concentrated as a financial consultant in the private client area. Mr. Hirsch graduated with honors from the State University of New York at Albany, and received his Bachelor of Science in Economics in 1984.

George M. Greco Jr. Mr. Greco has been the Secretary, Treasurer and a Director of the Company since August 1999. From October 1998 to August 1999, Mr. Greco also serves as the Secretary, Treasurer and a Director of the Company's wholly owned subsidiary, Stockfirst.com Inc. Mr. Greco has been the Secretary and Treasurer of Stockfirst.com Inc. (formerly Genesis Capital Corp.) since October, 1998, and has been responsible for the administrative duties of the Company. Mr. Greco is also an officer and director of U.S. Receivables Management Corp., a start up company engaged in debt collection. The Company is considering the acquisition of U.S. Receivables Management Corp. From January 1996 to July 1998, Mr. Greco was the owner and principal executive officer of Foster Jeffries Securities, a retail brokerage firm. From March 1995 to December 1995, Mr.

Greco was employed by R.T.G. Richards & Co. as a stockbroker. Prior thereto, Mr. Greco was employed by various brokerage firms. Mr. Greco attended Nassau Community College, where he majored in Marketing and Business Administration.

Paul Greco. Paul Greco is a Director of the Company since January, 2000. Mr. Greco is also the Sales Manager of the Company since August, 1999. Mr. Greco is also the Vice President of U.S. Receivables Management Corp., a start up company engaged in debt collection. Mr. Greco is also the President of Worldwide Capital Corp., a private business consulting company. Mr. Greco worked as a stockbroker for over nine years in the retail securities brokerage industry. From January 1996 to July 1998, Mr. Greco was employed by Foster Jeffries Securities. From March 1995 to December 1995, Mr. Greco was employed by R.T.G. Richards & Co. From August 1989 to March 1995, Mr. Greco was employed by Stratton Oakmont, Inc., a retail brokerage firm which has since ceased doing business for regulatory reasons. Mr. Greco was not a principal of the brokerage firm. In September 1998, Mr. Greco agreed to a two-year suspension with the NASD without admitting or denying any wrongdoing to any findings. Prior to becoming a stockbroker, Mr. Greco attended the University of Buffalo. Mr. Greco is the brother of George M. Greco Jr.

D. David Cohen. Mr. Cohen is a self-employed securities attorney practicing corporate and securities law for over 35 years. He has previously served as an officer and/or director of a number of publicly-traded companies, including Vernitron Corporation (American Stock Exchange), Data Switch Corporation (NASDAQ), and Elephant & Castle Group, Inc. (NASDAQ: SmallCap). Mr. Cohen is a 1965 graduate of Duke Law School, and also holds a Masters in Business Degree from Columbia University (1977). He is an external director of the Company. Mr. Cohen also services the Company as its primary corporate attorney. Mr. Cohen received fees of less than $8,000 for his legal services for the Company and StockFirst during 1999.

Each director holds office until the Company's annual meeting of stockholders and until his successor is duly elected and qualified. Officers are elected by the Board of Directors and hold office at the discretion of the Board of Directors. Mr. Paul Greco is the brother of Mr. George M. Greco Jr. There are no other family relationships between the other Director's. Mr. George M. Greco Jr, Mr. David Hirsch, and Mr. D. David Cohen were elected as Directors immediately following the Reorganization-merger agreement. The Board elected Mr. Paul Greco as a Director on January 18, 2000.

ITEM 6. EXECUTIVE COMPENSATION.

The Company is in the start-up phase of its business and operations and currently generates minimal revenues. The executives and management have currently agreed not to receive any salary. The Company maintains no health plans or other fringe benefit programs. There are no employees who are parties to employment agreements with the Company. Directors not otherwise employed by the Company did not receive cash compensation for serving on the Board of Directors during the fiscal year ended December 31, 1999. Certain former executives elected to and received salaries as compensation.

                                                1999 Total
Former Management                               Compensation
-----------------                               ------------

Herbert Tabin                                   $ 76,154.10

Gary Schulteis                                    76,154.10

Ben Posner                                         6,300.00
                                                -----------

TOTAL PRIOR MANAGEMENT:                         $158,608.20
                                                ===========

Current Management
------------------

David Hirsch, President                         $ 34,000.00*
                                                -----------

TOTAL COMPENSATION
ALL CURRENT OFFICERS AND DIRECTORS:             $ 34,000.00**
                                                ===========

*Includes $12,000 of loans made to Mr. Hirsch by StockFirst which were subsequently forgiven, and $22,000 previously paid by StockFirst as consulting fees.

** Excludes legal fees of less than $8,000 paid to D.David Cohen, Esq. during 1999.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On March 6, 1998, IGM paid the amount of $25,000 to Far & Sure, LLC, a company affiliated with the issuer, for a non-exclusive license agreement to market an instructional golf glove on the Internet.

On February 16, 1999, IGM entered into a stock purchase agreement with E-Stores.com Inc., in which IGM acquired 100 percent of the common stock of E-Stores.com Inc. by issuing 3,040,000 shares of Interactive Golf Marketing, Inc. common stock to the principals of e-Stores, who then became the controlling shareholders of the Company, which was renamed "WowStores" and ticker symbol changed to "WOWS".

On February 16, 1999, IGM sold 1,000,000 shares of its common stock to International Industries, Inc., a publicly owned company that is controlled by two former officers and directors of e-Stores. The sale price was $.02 per share.

On February 17, 1999, the Company offered for sale 61,250 units, which consisted of 10 common shares of $.001 par value and one (1) stock purchase warrant for $10 per unit. Each warrant, which expired on August 31, 1999, entitled the holder to purchase one (1) share of common stock for $6 per share. This offering was made pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended (the Act). As of October 5, 1999, all warrants have been exercised and paid subsequent to April 30, 1999, except for $53,550, which represents 8,925 shares.

On February 23, 1999, (prior to the Reorganization) WowStores.com entered into a consulting agreement with The Hawke Group Inc. Thereunder, the Company employed the Hawke Group to provide financial public relations services to the Company as an independent contractor-consultant. The term of this agreement commenced on April 1, 1999 and terminated on April 1, 2000. The Company agreed to pay $10,000.00 upon signing of the agreement, then $10,000.00 at the beginning of the seventh contract month. In addition, the Company provided a promissory note to the Consultant in the amount of $5,000.00 and payable on March 22, 2000. The note had a convertible option, whereas the Consultant could elect to convert the $5000.00 note into 1,250,000 shares of the Company's common stock. On February 29, 2000, the Hawke Group elected to convert such note into 1,250,000 restricted common shares.

On August 24, 1999 the Company entered into a Reorganization agreement with a theretofore unrelated private entity, Stockfirst.com Inc., a Delaware corporation. See "Introductory

Note" and "Business". Stockfirst.com was formally known as Genesis Capital Corp. until the name was changed May 7, 1999. Genesis Capital was incorporated on June 17, 1998.

On November 9, 1999, the Company satisfied the remaining balance of notes payable in the amount of $42,500.00 to the Company's Secretary & Treasurer, Mr. George M. Greco Jr. These notes represented the remaining balance for earlier loans of $72,000 advanced by Mr. Greco to StockFirst.

On December 20, 1999, the Company entered into a Letter of Intent to acquire 100% of the business of U.S. Receivables Management Corp., a private company engaged in the debt collection business for 40,000,000 shares of its common stock. George M. Greco, Jr., and Paul Greco, two of the four directors of the Company, or members of their family, currently control U.S. Receivables, a privately held company. There is no assurance that the transaction will be completed.

ITEM 8. DESCRIPTION OF SECURITIES.

As originally incorporated as Interactive Golf Marketing Inc., the Company was authorized to issue Ten Million (10,000,000) Shares of its common stock, $ .0001 par value.

On May 3, 1999, the Board of Directors of WowStores approved a 25 to 1 forward stock split on all issued and outstanding shares of common stock, in which the record date for the split was May 12, 1999. As a consequence of the stock split, the par value per share was adjusted to $.00004.

On May 5, 1999, WowStores amended its articles of incorporation to increase the authorized shares of common stock to 250,000,000 with a par value of $.00004.

On August 9, 1999, the articles of incorporation of the Company were further amended to increase the authorized shares of common stock to 500,000,000 shares with a par value of $.00004.

The Company is currently authorized to issue Five Hundred Million (500,000,000) shares of its Common Stock, $.0001 par value, of which amount 499,388,309 shares are currently outstanding, as of April 15, 2000.

The Company is also authorized to issue Ten Million (10,000,000) shares of its Preferred Stock, $.001 par value, of which amount no shares have been issued or outstanding as of April 15, 2000.

Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the holders thereof at meetings of the stockholders. The holders of the Company's Common Stock have equal ratable rights to dividends from funds legally available, therefore, when, and if declared by the Board of Directors of the Company.

                               WOWSTORES.COM, INC.
                                   FORM 10 S-B
                             REGISTRATION STATEMENT
                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Price Range of Common Stock

      The Common Stock of the Company commenced trading on the OTC Bulletin Board on October 9, 1998, under the symbol "IGFM". At the time of filing, only a limited market existed for common shares of the Company. As of April 15, 2000, the Company had outstanding 499,388,309 shares of Common Stock with a par value of $0.0001 per share. According to the records of the Company's transfer agent, Corporate Stock Transfer, as of 2/1/00, a total of 79,366,250 of those shares were freely tradeable over the counter.

(a) The Common Stock of the Company has been listed on the over-the-counter market since October of 1998, initially under the symbol, IGFM. The stock began trading under the symbol, WOWS, on February 26, 1999. The following table sets forth, for the fiscal periods indicated, the high and low trading prices of a share of Common Stock as reported by the OTC Bulletin Board for periods on and subsequent to October 9, 1998, and solely in the pink sheets from December 16, 1999 to date. Such quotations reflect inter-dealer prices, without dealer mark-up, mark-down or commission and may not necessarily represent actual transactions.

                           High          Low

Fiscal Year 2000
1st Quarter                 .16          .04
2nd Quarter to date        .093          .04

Fiscal Year 1999
1st Quarter              15.375         6.75
2nd Quarter              15.375          .21
3rd Quarter                 .26          .10
4th Quarter                 .20         .011

(b) As of a recent date, there are approximately 500 holders of record of shares of such Common Stock. The Company is authorized to issue 10,000,000 shares of Preferred Stock, but has not done so to date and there is no market for the Registrant's Preferred Stock.

(c) On May 3, 1999, the Board of Directors of WowStores approved a 25 to 1 forward stock split on all issued and outstanding shares of common stock, in which the record date for the split was May 12, 1999. According to the NASD, the Company's shares were listed on the over-the-counter market since October 9, 1998, but did not trade until January, 1999.

(d) The Company has not paid dividends on the Common Stock since inception and does not intend to pay and dividends to its stockholders in the foreseeable future. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements, financial position of the Company, general economic conditions, and other factors the Board of Directors deems relevant.

ITEM 2. LEGAL PROCEEDINGS.

      The Company is not currently involved in any legal proceedings by or against it or otherwise involving the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Interactive Golf Marketing retained the accounting firm Cordovano & Harvey, P.C. to complete the audit year end April 30, 1998. After IGM merged with the Company, prior management retained the accounting firm of Guest & Co. to start the audited financials for year end April 30, 1999. Following the Stockfirst.com Inc. merger, the current management agreed to continue the relationship with Guest & Co. to complete the audited financial for year end April 30, 1999. Upon completion, management of the Company had a disagreement with Guest & Co. solely in respect of their fees and decided to engage new auditors. The Company engaged Rothstein Kass & Company, P.C. to become the new auditors to complete the December 31, 1999 financial statements.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

      Interactive Golf Marketing Inc. 504 Offering

On or about May 4, 1998, the Company concluded a private offering of securities in reliance upon the exemption from registration requirements provided by Rule 504, promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company sold one million five hundred thousand shares to 24 investors at the offering price of $.05 per share, and each share consisted of 1 share of Common Stock, par value $.001 per share. The total offering price was $75,000. No underwriting discounts or commissions were paid. Each investor in the offering executed a subscription agreement in which such investor represented, among other things, that he, she must be a position to bear the economic risks of an investment in the securities for an indefinite period of time and an investment in the Company should not be made by persons who cannot afford the loss of their entire investment. In conducting the offering, the Company utilized an offering document that disclosed the terms of the offering and the securities offered, as well as information about the Company. It should be noted that the offering was conducted and concluded by the Company's previous management prior to the acquisition transaction by which the current controlling shareholders of the Company obtained control of the Company. The current controlling shareholders, in connection with the acquisition transaction, received assurances, in the form of representations and warranties, that the offering was properly conducted in accordance with the requirements of Rule 504 and applicable state securities laws. The exemption under Rule 504 is available to any issuer that is not a reporting company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or not a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Rule 504 allows companies to sell up to $1,000,000 of its securities within a 12-month period in an exempt transaction to an unlimited number of investors without regard to the investment sophistication of the investor. In the registration provisions which require the delivery of a prospectus before sale, there was no restriction on resale of the securities by investors. Thus, the Common Stock issued under the Rule 504 exemption was "free-trading" and not restricted under federal law. Rule 504 was amended effective April 7, 1999, subsequent to the completion of the offering, and stock sold pursuant to that exemption would now be restricted and not "free-trading."

      WowStores.com Inc. 504 Offering

On or about February 17, 1999, the Company concluded a private offering of securities in reliance upon the exemption from registration requirements provided by Rule 504, promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company sold sixty one thousand two hundred fifty units to investors at the offering price of $10.00 per unit, and each unit consisted of 10 shares of Common Stock, par value $.001 per share, and 1 stock purchase warrant. Each warrant entitled the holder thereof to purchase 1 additional share of Common Stock at a purchase price of $6.00 per share. Consequently, the total offering price was $612,500, and an additional $367,350 would be received upon the exercise of all of the warrants. No underwriting discounts or commissions were paid. The warrants were exercisable by the holder at any time upon the payment of the exercise price until the expiration of the warrant August 31, 1999. In addition, the Company could call a warrant if the Common Stock traded at or above a $10.00 reported closing bid or trade price for 10 consecutive trading days, upon 15 days' written notice to the warrant holder of the Company's intention to do so, if the warrant holder shall not have exercised the warrant prior to the end of such 15-day notice period. Each investor in the offering executed a subscription agreement in which such investor represented, among other things, that he, she must be a position to bear the economic risks of an investment in the securities for an indefinite period of time and an investment in the Company should not be made by persons who cannot afford the loss of their entire investment. In conducting the offering, the Company utilized an offering document that disclosed the terms of the offering and the securities offered, as well as information about the Company. It should be noted that the offering was conducted and concluded by the Company's previous management prior to the acquisition transaction by which the current controlling shareholders of the Company obtained control of the Company. The current controlling shareholders, in connection with the acquisition transaction, received assurances, in the form of representations and warranties, that the offering was properly conducted in accordance with the requirements of Rule 504 and applicable state securities laws. The exemption under Rule 504 is available to any issuer that is not a reporting company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or not a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Rule 504 allows companies to sell up to $1,000,000 of its securities within a 12-month period in an exempt transaction to an unlimited number of investors without regard to the investment sophistication of the investor. In the registration provisions which require the delivery of a prospectus before sale, there was no restriction on resale of the securities by investors. Thus, the Common Stock issued under the Rule 504 exemption was "free-trading" and not restricted under federal law. Rule 504 was amended effective April 7, 1999, subsequent to the completion of the offering, and stock sold pursuant to that exemption would now be restricted and not "free-trading." Since the closing of the offering and the aforementioned acquisition transaction, all of the holders of the stock purchase warrants sold during the offering have exercised such warrants, resulting in the issuance of an additional 61,250 shares of Common Stock at the warrant exercise price of $6.00 per share. As of February 28, 2000, all warrants have been exercised and paid, except for $53,550.00, which represents 8925 pre-split shares. These warrants expired on August 31, 1999 pursuant to the terms of the offering that took place on February 17, 1999.

Present management of the Company was not associated with, or otherwise involved in, either private placement. The Company has no specific plans to offer its securities, by private placement or registered public offering, in the future, but management recognizes that such offerings may be required in order to raise additional capital for the Company's business and operations.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Colorado Law enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by the Board of Directors, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, or where an improper personal benefit is obtained. Colorado law permits a corporation to indemnify directors and officers with respect to any matter in which a director or officer acted in good faith and in a manner reasonably believed to be not opposed to the best interests of the corporation, and, with respect to any criminal action, had reasonable cause to believe the conduct was lawful.

The Company's By-Laws include the following language:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him in connection with any proceeding to which he may be made a party, or in which he mat become involved, by reason of his being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee, or agent at the time such expenses are incurred, except in such cases wherein the director, officer, or employee is adjudged guilty or willful malfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Corporation shall provide to any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

                               WOWSTORES.COM, INC.
                                   FORM 10-SB
                             REGISTRATION STATEMENT
                                    Part III

Item 1.  Index to Exhibits.

2.1 Stock Purchase Agreement, 16th February, 1999 by and among Interactive Golf Marketing, Inc., Herbert Tabin and Gary Schulteis and EStores.Com, Inc.

2.2 Agreement and Plan of Reorganization by and among WowStores.Com, Inc. and all of the Shareholders of StockFirst.Com, Inc. 8/13/99, Schedule and Addenda thereto.

3.1        Interactive Golf Marketing, Inc. Articles of Incorporation filed
           3/6/98.

3.2        WowStores.Com, Inc. (formerly Interactive Golf Marketing, Inc.)
           Certificate of Amendment increasing authorized Common Stock to 250,000,000 par value $.0001 and Preferred Stock, 10,000,000 $.001, filed 5/14/99

3.3 WowStores.Com, Inc. Certificate of Amendment increasing authorized Common Stock to 500,000,000, par value $.0001, filed 8/9/99.

21.1       StockFirst.Com, Inc. (Wholly-owned subsidiary)


Item 2.  Description of Exhibits.

Annexed hereto this Registration Statement on Form 10-SB includes a synopsis description of, or all material excerpts from, those documents identified in Exhibit numbers 2, 3, 5, 6 and 7, as applicable, in Part III of this Form.

                               WOWSTORES.COM, INC.
                                   FORM 10-SB
                             REGISTRATION STATEMENT
                                    Part III



                                   Exhibit 2.1



                            Stock Purchase Agreement



           THIS STOCK PURCHASE AGREEMENT ("Agreement") is entered into this 16th day of February, 1999, by and among INTERACTIVE GOLF MARKETING, INC., a Colorado Corporation (hereinafter referred to as ("Buyer"); and HERBERT TABIN and GARY SCHULTEIS (hereinafter referred to as "Seller"), being the sole shareholders of ESTORES.COM, INC, a Delaware Corporation (hereinafter referred to as "Company")

           WHEREAS, Seller is the owner of record and beneficially owns Three Million Forty Thousand (3,040,000) shares of the issued and outstanding shares of Common Stock of the Company (the "Shares"); and

           WHEREAS, Seller desires to sell all of the Shares to Buyer, and buyer desires to purchase the Shares, upon the terms and conditions set forth herein;

           NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, and subject to the accuracy of the representations and warranties of the parties, the parties hereto agree as follows:

                                        I

                         SALE AND PURCHASE OF THE SHARES

           1.1 Sale and Purchase. Subject to the terms and conditions hereof, at the Closing (as defined in paragraph 1.2 below), Seller agrees to sell, assign, transfer, convey and deliver to Buyer, and Buyer agrees to purchase from Seller, the Shares listed in Exhibit "A" attached herein, which together constitutes 100% of the issued and outstanding Shares of Common Stock of the Company.

           1.2 Closing. The purchase shall be consummated at a closing ("Closing") to take place at 9:00 o'clock a.m., at the offices of Buyer's counsel on February 20, 1999 ("Closing Date").

           1.3. Purchase Price. The aggregate purchase price ("Purchase Price") for the Shares shall be Three Million Forty Thousand (3,040,000) shares of Common Stock of the Buyer ("Buyer Shares"). This portion of the Purchase Price shall be paid at Closing by issuance and delivery of Buyer's Shares to Seller against receipt of certificates representing the Shares, duly endorsed for transfer to Buyer.

           1.4 Other Agreements. At the Closing, the indicated parties shall execute and deliver the following additional agreements in substantially the form attached hereto.

                     (a) Letters of Resignation as Officers and Directors of the Buyer by William Marshall and Lydia Marshall.

                     (b) Stock certificates representing all of the Shares, duly endorsed to Buyer and in blank or assignments separate from the certificates, transferring the Shares from Seller to Buyer.

           1.5 Basic Agreements and Transactions Defined. This Agreement and other agreements listed in paragraph 1.4, are sometimes referred to as the "Basic Agreement". The transactions contemplated by the Basic Agreement are sometimes referred to as the "Transactions".

                                       II

                                    * * * * *

           2.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

                     (a) Authorized Capitalization. The authorized capitalization of the Buyer consists of Fifty Million (50,000,000) shares of Common Stock, par value $.001 of which One Million Five Hundred Thousand (1,500,000) shares have been issued and are outstanding and Ten Million (10,000,000) shares of Preferred Stock, par value $.001, of which no shares are outstanding. The Buyer's Shares have been duly authorized, validly issued, are fully paid and non-assessable with no personal liability attaching to the ownership thereof and were offered, issued, sold and delivered by the Buyer in compliance with all applicable state and federal laws. The Buyer does not have any outstanding rights, options, warrants, calls, commitments, conversion or any other agreements of any character, whether oral or written, obligating it to issue any shares of its capital stock, whether authorized or not. The Buyer is not a party to and are not bound by any agreement, contract, arrangement or understanding, whether oral or written, giving any person or entity any interest in, or any right to share, participate in or receive any portion of, the Buyer's income, profits or assets, or obligating the Buyer to distribute any portion of its income, profits or assets.

                                    * * * * *

           7.3 Applicable Law. The Basic Agreements are made pursuant to, and will be construed under, the laws of the State of Florida.

           7.4 Notices. All notices, requests, demands and other communications hereunder shall be in writing and will be deemed to have been duly given when delivered or mailed, first class postage prepaid.

                     (a) If to Seller, to:

                                          Herbert Tabin
                                          6413 Congress Avenue, Suite 230
                                          Boca Raton, FL 33467
                                          Telephone: (561) 988-2334
                                          Fax: (561)988-0815

                     (b) If to Buyer, to:

                                          International Golf Marketing, Inc.
                                          c/o G. David Gordon & Associates, P.C.
                                          One Memorial Place
                                          7633 East 63rd Place, Suite 210
                                          Tulsa, OK 74133
                                          Telephone: (918) 254-4997
                                          Fax: (918) 254-2988

                                    * * * * *

           These addresses may be changed from time to time by written notice to the other parties.

           IN WITNESS WHEREOF, the undersigned parties hereto have duly executed this Agreement on the date first written above.

                                            "BUYER"

                                            INTERNATIONAL GOLF MARKETING, INC.


                                            By: s/William Marshall, President
                                                ------------------------------


                                            "COMPANY"

                                            ESTORES.COM INC.


                                            By: s/Gary Schulteis, President
                                                ------------------------------

                                            "SELLER"

                                            By: s/Herbert Tabins
                                                ------------------------------

                                            By: s/Gary Schulteis
                                                ------------------------------

                               WOWSTORES.COM, INC.
                                   FORM 10-SB
                             REGISTRATION STATEMENT
                                    Part III


                                   Exhibit 2.2



                AGREEMENT AND PLAN OF REORGANIZATION BY AND AMONG
       WOWSTORES.COM, INC., AND ALL OF THE SHAREHOLDERS OF STOCKFIRST.COM,
                                      INC.


           THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") is entered into this 23rd day of August, 1999, by an among WOWSTORES.COM, INC., a Colorado corporation (hereinafter referred to as "Buyer"); and GEORGE M. GRECO, JR., DAVID HIRSCH AND CERTAIN OTHER SHAREHOLDERS LISTED ON THE ATTACHED SCHEDULE 1 (hereinafter collectively referred to as "Seller"), being all of the shareholders of STOCKFIRST.COM INC., a Delaware corporation (hereafter referred to as "Company").

           WHEREAS, Seller is the owner of record and beneficially owns Two Million Two Hundred Eighty-One Thousand Five Hundred (2,281,500) shares of the issued and outstanding shares of Common Stock of the Company (the "Shares"); and

           WHEREAS, the Shares represent 100% of all the issued and outstanding shares of the Company; and

           WHEREAS, Seller desires to sell all of the Shares to Buyer, and Buyer desires to purchase the Shares, upon the terms and conditions set forth herein;

           WHEREAS, the parties intend that the exchange of Shares for shares of Buyer's common stock, as contemplated herein, qualify as a tax free transaction under Section 368 of the Internal Revenue Code;

           NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, and subject to the accuracy of the representations and warranties of the parties, the parties hereto agree as follows:

                                        I

           1.1 Sale and Purchase. Subject to the terms and conditions hereof, at the Closing (as defined in paragraph 1.2 below), Seller agrees to sell, assign, transfer, convey and deliver to Buyer, and Buyer agrees to purchase from Seller, the Shares listed in Exhibit "A", attached hereto, which together constitute 100% of the issued and outstanding Shares of Common Stock of the Company solely in exchange for common stock of the Buyer, as further provided herein.

           1.2 Closing. The purchase shall be consummated at a closing ("Closing") to take place at 10:00 o'clock a.m. at the offices of Buyer's counsel on August 16, 1999 ("Closing Date").

           1.3 Purchase Price. The aggregate purchase price ("Purchase Price") for the Shares shall be Three Hundred Forty-Four Million Five Hundred Thousand (344,500,000) shares of common stock of the Buyer ("Buyer Shares") which shall represent more than 68% of the issued and outstanding stock of the Buyer, calculated on a fully diluted basis. The purchase price shall be paid at Closing by issuance and delivery of Buyer's Shares to Seller against receipt of certificates representing the Shares, duly endorsed for transfer to Buyer.

           1.4 Allocation of Shares. All shares of stock of Buyer to be issued to Seller pursuant to this Agreement shall be issued to the respective Seller in proportion to their respective ownership of stock of the Company as described in Exhibit "A" hereto.

                                    * * * * *

           2.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

                     (a) Organization. The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Colorado. The Buyer has all requisite corporate power and authority to won, lease and operate its properties and to carry on its business. The Buyer is duly qualified and in good standing as a foreign corporation in each jurisdiction where its ownership of property or operation of its business requires qualification.

                     (b) Authorized Capitalization. The authorized capitalization of the Buyer at Closing will consist of Five Hundred Million (500,000,000) shares of Common Stock, $.0001 par value, of which One Hundred Fifty Five Million Three Hundred Sixty-Six Thousand Two Hundred Fifty (155,366,250) shares have been issued and are outstanding and Ten Million (10,000,000) shares of Preferred Stock, $.001 par value, of which no shares are outstanding. All shares have been duly authorized, validly issued, are fully paid and non-assessable with no personal liability attaching to the ownership thereof and were offered, issued, sold and delivered by the Buyer in compliance with all applicable state and federal laws. The Buyer does not have any outstanding rights, options, warrants, calls, commitments, conversion or any other agreements of any character, whether oral or written, obligating it to issue any shares of its capital stock, whether authorized or not (whether such obligation is contingent or otherwise). Buyer is not a party to and is not bound by any agreement, contract, arrangement or understanding, whether oral or written, giving any person or entity any interest in, or any right to share, participate in or receive any portion of, the Buyer's income, profits or assets, or obligating the Buyer to distribute any portion of its income, profits or assets.

                                    * * * * *

                                       IV.

                           CONDITIONS PRECEDENT TO THE
                          OBLIGATIONS OF BUYER TO CLOSE

           4.5 Signature of Each of the Shareholders. This Agreement is contingent upon the Buyer receiving the signature of all of the shareholders of StockFirst. If, for any reason, the signatures of all of such shareholders shall not have been secured by the Closing Date, the parties agree that this Reorganization Agreement may be, on consent of holders of 66 1/3% of the voting securities of the company consummated as a sale of all of the assets of the Company in exchange for the consideration from Buyer, as provided for herein.

                                      VII.

                                  Miscellaneous

           7.4 Notices. All notices, requests, demands and other communications hereunder shall be in writing and will be deemed to have been duly given when delivered or mailed, first class postage prepaid:

                     (a) If to Seller, to:

                              George M. Greco, Jr.
                              500 North Broadway, Suite 167
                              Jericho, NY 11753
                              Telephone: (516) 933-3878
                              Fax: (516) 933-3879

                         Copy to:

                              D. David Cohen, Esquire
                              500 North Broadway, Suite 133
                              Jericho, NY 11753
                              Telephone: (516) 933-1700

                              Fax: (516) 933-8454

                     (b) If to Buyer, to:

                              WowStores.com, Inc.
                              c/o G. David Gordon & Associates, P.C.
                              7633 East 63rd Place, Suite 210
                              Tulsa, OK 74137
                              Telephone: (918) 254-4997
                              Fax: (918) 254-2988

           IN WITNESS WHEREOF, the undersigned parties hereto have duly executed this Agreement on the date first written above.

                                                "BUYER"

                                                WOWSTORES.COM, INC.


                                                By: s/ Herbert Tabin, President
                                                    ---------------------------

                                                COMPANY

                                                STOCKFIRST.COM INC.


                                                By: s/David Hirsch, President
                                                    ---------------------------

                                                By: s/George M. Greco, Jr.,
                                                    ---------------------------
                                                Secretary/Treasurer


                                                "SELLER"


                                                By: s/George M. Greco, Jr.
                                                    ---------------------------

                                                By: s/David Hirsch
                                                    ---------------------------

                                  SCHEDULE ONE


The Schedule of Shareholders of approving an exchange of shares with WowStores.Com Inc.:


                                         StockFirst     Wow Shares
                                           Shares     to be received

George M. Greco, Jr. ................    1,170,000      175,500,000
David Hirsch.........................      680,000      102,000,000
Jerry F. and Pearl M. Baremor........       10,000        1,500,000
Alan Sheinwald.......................       15,000        2,250,000
Kenneth A. Wright....................       10,000        1,500,000
Daniel L. Kramer.....................       37,500        5,625,000
A. Bruce Lovato......................       10,000        1,500,000
George E. Layer......................        5,000          750,000
Justin Brown.........................       25,000        3,750,000
Robert J. Blackwell..................       12,500        1,875,000
Timothy A. Stacy.....................        7,500        1,125,000
Anthony Aleixio......................        6,000          900,000
Paul Greco, Family Limited
  Partnership .......................      150,000       22,500,000
                                        ---------------------------

Total                                    2,148,500      322,275,000

% of Total Outstanding (2,281,500):       93.7%
                                        =======

           SECOND ADDENDUM to AGREEMENT and PLAN of REORGANIZATION by and among WOWSTORES.COM, INC. ("WOW"), certain shareholders (the "Owners") of STOCKFIRST.COM INC. (the "Company") ("Reorganization Agreement").

           WHEREAS, certain of the shareholders of the Company owning approximately 93.7% of the outstanding shares of the Common Stock of the Common Stock of the Company have approved the Reorganization Agreement; and

           WHEREAS, the parties hereto are prepared to complete the exchange solely with the exchanging shareholders of the Company.

           NOW, THEREFORE, the parties hereto have agreed to modify and amend the Reorganization Agreement as follows:

                    1. This transaction shall be closed as an exchange of shares by and among the exchanging shareholders of the Company and the Buyer, provided that the Buyer shall thereby acquire not less than ninety (90%) percent of the voting securities of the Company.

                    2. Sufficient shares of the Buyer shall be reserved for issuance in the future for the remaining shareholders of the Company not currently participating in the exchange, on the same basis, terms and conditions as if such remaining shareholders currently made the exchange.

                    3. In the event that the holder of a certain promised (but unissued) warrant to purchase 125,000 shares of the Company's Common Stock desires to exercise such Warrant (or any conversion rights substituted in exchange therefor) such holder shall receive that number of WOWSTORES.COM, INC. appropriate for exchange or negotiated to be exchanged out of the 55,000,000 WOWSTORES.COM, INC. set aside in the undertaking and option of Messrs. Herbert Tabin and Gary Schultheis.




                [The rest of this page intentionally left blank]

           4. The closing date of the initial exchange transaction shall be August 24, 1999.

           IN WITNESS WHEREOF, the undersigned parties hereto have duly executed this Agreement on the date first written above.

                                                   "BUYER"

                                                   WOWSTORES.COM, INC.

                                                   By s/Herbert Tobin
                                                      --------------------------
                                                      Herbert Tabin, President


                                                   "COMPANY"


                                                   STOCKFIRST.COM INC.


                                                   By s/David Hirsch
                                                      --------------------------
                                                      David Hirsch, President

                                                   By s/George M. Greco, Jr.
                                                      --------------------------
                                                      George M. Greco, Jr.,
                                                      Secretary-Treasurer


                                                   "SELLERS"

                                                   By s/George M. Greco, Jr.
                                                      --------------------------
                                                      George M. Greco, Jr.

                                                   By s/David Hirsch
                                                      --------------------------
                                                      David Hirsch

                      AGREEMENT and PLAN of REORGANIZATION
                        by and among WOWSTORES.COM, INC.
                         and all of the Shareholders of
                              StockFirst.Com, Inc.

                                 August __, 1999

                             UNDERTAKING AND OPTION

           The undersigned being two of the principal shareholders of WOWSTORES.COM, INC. ("WOW") have executed this undertaking in connection with a proposed Reorganization Agreement with all of the shareholders of StockFirst.Com Inc. ("StockFirst") (the "Agreement").

           1. Each of the undersigned represents that he is the owner of 37,500,000 shares of the common stock of WOW ("Shares"); that such shares are owned of record and beneficially free and clear of all liens, encumbrances, pledges, claims and options, charges and assessments of any nature whatsoever, and each has full right and lawful authority to transfer such Shares or any of them.

           2. As a condition of closing of the Agreement each of the undersigned promises to deposit certificates representing 27,500,000 Shares (55,000,000 Shares in the aggregate) with an escrowee selected by StockFirst, and reasonably acceptable to the undersigned.

           3. The escrowee shall be authorized to transfer the 55,000,000 Shares or any part thereof to StockFirst or any assignee appointed by StockFirst at a purchase price equal to the par value per share, ($5,500 for the entire 55,000,000 Shares), with instructions to remit to the undersigned the entire proceeds of any such disposition of the Shares, and that on the fifth (5th) annual anniversary of closing of the Agreement, any Shares not so acquired by StockFirst or any of its assignees shall be reissued, one-half to each of the undersigned.

           4. The certificates representing the 55,000,000 Shares deposited in escrow shall bear a legend restricting transferability thereof in accordance with the Securities Laws and referencing this letter of Undertaking and Option.

                                                             s/Herbert Tabin
                                                             -------------------
                                                             Herbert Tabin

                                                             s/Gary Schultheis
                                                             -------------------
                                                             Gary Schultheis

                               WOWSTORES.COM, INC.
                                   FORM 10-SB
                             REGISTRATION STATEMENT
                                    Part III


                                   Exhibit 3.1



                            Articles of Incorporation

                               Secretary of State
                                State of Colorado
                               Corporation Section
                             Denver, Colorado 80202


Corporation Name   Interactive Golf Marketing, Inc.
                 ------------------------------------

Principal Business Address 1869 W. Littleton Blvd., Littleton, CO 80120
                          ---------------------------------------------

Stock information: (If additional space is needed, continue on a separate sheet of paper.)

Stock Class Common      Authorized Shares 50,000,000    Par Value .001
           -------------                 ---------------         ------

Stock Class Preferred   Authorised Shares 10,000,000    Par Value .001
           -------------                 ---------------         ------


Incorporators: Names and addresses: (If more than two, continue on a separate sheet of paper.)

       Name                                              Address

Philbert Daniel Harvanek                 10840 Park Range Rd., Littleton 80127
------------------------                 -------------------------------------

Dianne Lynn Harvanek                     10840 Park Range Rd., Littleton 80127
--------------------                     -------------------------------------










                                                                 Filed: 03-06-98

                               WOWSTORES.COM, INC.
                                   FORM 10-SB
                             REGISTRATION STATEMENT
                                    Part III



                                   EXHIBIT 3.2



                              Articles of Amendment
                                     to the
                            Articles of Incorporation


                               Secretary of State
                                State of Colorado
                               Corporation Section
                             Denver, Colorado 80202

FIRST: The name of the corporation is WowStores.Com, Inc.(formerly Interactive Golf Marketing, Inc.)

Second: The following amendment to the Articles of Incorporation was adopted on May 5, 1999, as prescribed by the Colorado Business Corporation Act, in the manner marked with an X below:


__X__ Such amendment was adopted by a vote of the shareholders. The number of shares voted for the amendment was sufficient for approval.

                                    EXHIBIT A

The stock information listed in the Articles of Incorporation for WowStores.Com, Inc. is hereby amended and restated to read as follows:

Stock Class Common Authorized Shares 250,000,000 par value .0001
Stock Class Preferred Authorized Shares 10,000,000 par value .001








                                                                  Filed 05-14-99

                               WOWSTORES.COM, INC.
                                   FORM 10-SB
                             REGISTRATION STATEMENT
                                    Part III


                                   EXHIBIT 3.3



                              Articles of Amendment
                                     to the
                            Articles of Incorporation


                               Secretary of State
                                State of Colorado
                               Corporation Section
                             Denver, Colorado 80202

FIRST: The name of the corporation is WowStores.Com, Inc.(formerly Interactive Golf Marketing, Inc.)

Second: The following amendment to the Articles of Incorporation was adopted on August 10, 1999, as prescribed by the Colorado Business Corporation Act, in the manner marked with an X below:


__X__ Such amendment was adopted by a vote of the shareholders. The number of shares voted for the amendment was sufficient for approval.

                                    EXHIBIT A

The stock information listed in the Articles of Incorporation for WowStores.Com, Inc. is hereby amended and restated to read as follows:

Stock Class Common Authorized Shares 500,000,000 par value .0001
Stock Class Preferred Authorized Shares 10,000,000 par value .001









                                                                  Filed 08-10-99

                                 SIGNATURE PAGE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

      WowStores.com Inc.


BY    /s/ David Hirsch                                       President
      --------------------------------------------------------------------
           David Hirsch

DATE  May 10, 2000
      --------------------------------------------------------------------


BY    /s/David Hirsch                                        Director
      --------------------------------------------------------------------
      David Hirsch, President

DATE  May 10, 2000
      ---------------------------


BY    /s/George M. Greco Jr.                                 Director
      --------------------------------------------------------------------
      George M. Greco Jr., Secretary/Treasurer

DATE  May 10, 2000
      ---------------------------


BY    /s/Paul Greco                                          Director
      --------------------------------------------------------------------
      Paul Greco, Director

DATE  May 10, 2000
      ---------------------------


BY    /s/D. David Cohen                                      Director
      --------------------------------------------------------------------
      D. David Cohen, Director

DATE  May 10, 2000

                       WOWSTORES.COM, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                                DECEMBER 31, 1999



                                       F1

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page

INDEPENDENT AUDITORS' REPORT .............................................    3

CONSOLIDATED FINANCIAL STATEMENTS
     Balance Sheet .......................................................    4
     Statements of Operations and Comprehensive Income (Loss) ............    5
     Statements of Stockholders' Equity ..................................    6
     Statements of Cash Flows ............................................    7
     Notes to Financial Statements ....................................... 8-16


                                       F2

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Wowstores.com, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Wowstores.com, Inc. and Subsidiary (A Development Stage Company) as of December 31, 1999, and the related consolidated statements of operations and comprehensive income
(loss), stockholders' equity, and cash flows for the year then ended, the period June 17, 1998 (date of inception) to December 31, 1998 and the cumulative period June 17, 1998 (date of inception) to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wowstores.com, Inc. and Subsidiary (A Development Stage Company) as of December 31, 1999, and the consolidated results of their operations and their cash flows for the year then ended, the period June 17, 1998 (date of inception) to December 31, 1998 and the cumulative period June 17, 1998 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has been in the development stage since its inception and has generated minimal sales. Further, the Company has suffered significant losses since inception and has negative cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

                                             /s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 16, 2000


                                       F3

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1999

                                     ASSETS

CURRENT ASSETS
  Cash                                                             $   393,122
  Investments                                                          192,000
  Other current assets                                                  44,766
                                                                   -----------

    Total current assets                                               629,888
                                                                   -----------

EQUIPMENT, net                                                           7,293
                                                                   -----------

OTHER ASSETS
  Investments                                                          408,000
  Other                                                                  1,700
                                                                   -----------

                                                                       409,700
                                                                   -----------

                                                                   $ 1,046,881
                                                                   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term debt                                                  $     5,000
  Accounts payable                                                      44,951
  Accrued professional fees                                             36,200
  Other current liabilities                                              3,920
                                                                   -----------

    Total current liabilities                                           90,071
                                                                   -----------

COMMITMENTS

STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value,
  10,000,000 shares authorized,  no
  shares issued or outstanding
Common stock, $.00004 par value,
  500,000,000 shares authorized,  477,641,250
  shares issued and outstanding                                         19,106
Additional paid-in capital                                             938,291
Accumulated other comprehensive income                                 350,000
Deficit accumulated during development stage                          (350,587)
                                                                   -----------
Total stockholders' equity                                             956,810
                                                                   -----------

                                                                   $ 1,046,881
                                                                   ===========

See accompanying notes to consolidated financial statements.                  2



                                      F4


                                                WOWSTORES.COM, INC. AND SUBSIDIARY
                                                  (A Development Stage Company)
                               CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)


                                                                                                        CUMULATIVE
                                                                                    PERIOD                PERIOD
                                                                                 JUNE 17, 1998         JUNE 17, 1998
                                                                                   (DATE OF              (DATE OF
                                                            YEAR ENDED           INCEPTION) TO         INCEPTION) TO
                                                           DECEMBER 31,          DECEMBER 31,          DECEMBER 31,
                                                               1999                 1998                   1999
                                                           ------------          -------------         -------------
REVENUES                                                  $    25,397             $  13,825             $   39,222
                                                          -----------             ---------             ----------

OPERATING EXPENSES
  Consulting and web development                               96,800                36,788                133,588
  Advertising                                                 232,872                58,025                290,897
  Consulting, officer                                          34,000                26,000                 60,000
  Other                                                       104,535                21,234                125,769
                                                          -----------             ---------             ----------
    Total operating expenses                                  468,207               142,047                610,254
                                                          -----------             ---------             ----------

LOSS FROM OPERATIONS                                         (442,810)             (128,222)              (571,032)
                                                          -----------             ---------             ----------

OTHER INCOME (EXPENSE)
  Interest income                                               8,323                                        8,323
  Interest expense                                            (13,165)                                     (13,165)
  Loss on sale of investments                                  (8,713)                                      (8,713)
                                                          -----------             ---------             ----------

                                                              (13,555)                                     (13,555)
                                                          -----------             ---------             ----------

LOSS BEFORE INCOME TAX BENEFIT                               (456,365)             (128,222)              (584,587)

INCOME TAX BENEFIT                                            183,000                51,000                234,000
                                                          -----------             ---------             ----------

NET LOSS                                                  $  (273,365)            $ (77,222)            $ (350,587)
                                                          ===========             =========             ==========


NET LOSS PER COMMON SHARE, BASIC AND DILUTED              $       NIL             $     NIL             $      NIL
                                                          ===========             =========             ==========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                376,073,596           144,156,894            294,596,896
                                                          ===========           ===========            ===========

COMPREHENSIVE INCOME (LOSS)

NET LOSS                                                  $  (273,365)            $ (77,222)            $ (350,587)

OTHER COMPREHENSIVE INCOME, unrealized gain on
  investments, net of $234,000 of tax                         350,000                                      350,000
                                                          -----------             ---------             ----------
                                                          $    76,635             $ (77,222)            $     (587)
                                                          ===========             =========             ==========

See accompanying notes to consolidated financial statements.                                                      3


                                                F5

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                        COMMON STOCK              COMMON         ADDITIONAL
                                                   -----------------------        STOCK           PAID-IN   '
                                                    SHARES         AMOUNT       SUBSCRIBED        CAPITAL
                                                  -----------     --------     -----------      -------------
SALE OF COMMON STOCK, at par
  to incorporators                                300,000,000     $ 12,000      $    --           $ (11,800)

SALE OF COMMON STOCK,
  net of offering costs                                                           149,000

NET LOSS
                                                  ----------------------------------------------------------

BALANCES, December 31, 1998                       300,000,000       12,000        149,000           (11,800)

ISSUANCE OF COMMON
 STOCK SUBSCRIBED                                  15,900,000          636       (149,000)          148,364

SALE OF COMMON STOCK,
 net of offering costs                              4,125,000          165                          108,335

ISSUANCE OF WARRANTS                                                                                 12,540

ISSUANCE OF COMMON STOCK
 IN CONNECTION WITH THE ACQUISITION
 OF CERTAIN INTANGIBLE ASSETS                       2,250,000           90                           14,910

REVERSE ACQUISITION TRANSACTION                   155,366,250        6,215                          665,942

UNREALIZED GAIN ON INVESTMENTS

NET LOSS
                                                  ----------------------------------------------------------

BALANCES, December 31, 1999                       477,641,250     $ 19,106      $    --           $ 938,291
                                                  ==========================================================


                                                                      DEFICIT
                                                  ACCUMULATED       ACCUMULATED
                                                    OTHER             DURING              TOTAL
                                                 COMPREHENSIVE       DEVELOPMENT       STOCKHOLDERS'
                                                   INCOME             STAGE               EQUITY
                                                 -------------      ------------       -------------
SALE OF COMMON STOCK, at par
  to incorporators                                $     --            $     --              $ 200

SALE OF COMMON STOCK,
  net of offering costs                                                                   149,000

NET LOSS                                                                (77,222)          (77,222)
                                                 ------------------------------------------------

BALANCES, December 31, 1998                                             (77,222)           71,978

ISSUANCE OF COMMON
 STOCK SUBSCRIBED

SALE OF COMMON STOCK,
 net of offering costs                                                                    108,500

ISSUANCE OF WARRANTS                                                                       12,540

ISSUANCE OF COMMON STOCK
 IN CONNECTION WITH THE ACQUISITION
 OF CERTAIN INTANGIBLE ASSETS                                                              15,000

REVERSE ACQUISITION TRANSACTION                                                           672,157

UNREALIZED GAIN ON INVESTMENTS                      350,000                               350,000

NET LOSS                                                               (273,365)         (273,365)
                                                 ------------------------------------------------

BALANCES, December 31, 1999                       $ 350,000           $(350,587)        $ 956,810
                                                 ================================================


See accompanying notes to consolidated financial statements.                                     4



                                      F6

                        WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                           CUMULATIVE
                                                                                        PERIOD               PERIOD
                                                                                     JUNE 17, 1998        JUNE 17, 1998
                                                                                       (DATE OF            (DATE OF
                                                                   YEAR ENDED        INCEPTION) TO        INCEPTION) TO
                                                                   DECEMBER 31,       DECEMBER 31,         DECEMBER 31,
                                                                      1999               1998                  1999
                                                                  -------------      --------------       -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                        $ (273,365)         $ (77,222)           $ (350,587)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
      Depreciation                                                     2,446                262                 2,708
      Deferred income taxes                                         (183,000)           (51,000)             (234,000)
      Noncash interest                                                12,540                                   12,540
      Write-off of intangible assets                                  15,000                                   15,000
      Loss on sale of investments                                      8,713                                    8,713
      Increase (decrease) in cash attributable to changes
        in operating assets and liabilities
          Other current assets                                       (13,939)            (5,627)              (19,566)
          Other assets                                                (1,700)                                  (1,700)
          Accounts payable                                             6,555             38,396                44,951
          Accrued professional fees                                   16,110              7,000                23,110
          Other current liabilities                                    2,977                943                 3,920
                                                                  ----------          ---------            ----------
NET CASH USED IN OPERATING ACTIVITIES                               (407,663)           (87,248)             (494,911)
                                                                  ----------          ---------            ----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of equipment                                              (6,273)            (3,728)              (10,001)
  Purchases of investments                                           (67,510)                                 (67,510)
  Proceeds from sales of investments                                  42,797                                   42,797
  Advance to related party                                           (25,000)                                 (25,000)
  Cash acquired in reverse acquisition                               690,047                                  690,047
                                                                  ----------          ---------            ----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                  634,061             (3,728)              630,333
                                                                  ----------          ---------            ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from short-term debt                                       95,000                                   95,000
  Repayments of short-term debt                                      (95,000)                                 (95,000)
  Proceeds from sales of common stock                                108,500            149,200               257,700
  Advances from stockholder                                                              71,920                71,920
  Repayment of advances from stockholder                             (50,920)           (21,000)              (71,920)
                                                                  ----------          ---------            ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                             57,580            200,120               257,700
                                                                  ----------          ---------            ----------
NET INCREASE IN CASH                                                 283,978            109,144               393,122

CASH
  Beginning of period                                                109,144
                                                                  ----------          ---------            ----------

  End of period                                                   $  393,122          $ 109,144            $  393,122
                                                                  ==========          =========            ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,
 cash paid during the period for interest                         $      625          $     --             $      625
                                                                  ==========          =========            ==========
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING
 ACTIVITIES:

  Issuance of common stock in connection
    with the acquisition of certain intangible assets             $   15,000          $     --             $   15,000
                                                                  ==========          =========            ==========
  Liabilities acquired in reverse acquisition                     $   17,890          $     --             $   17,890
                                                                  ==========          =========            ==========

See accompanying notes to consolidated financial statements.                                                       5



                                                   F7

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A Develpment Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BACKGROUND                Nature of Operations

                              Wowstores.com, Inc. ("Wow") was incorporated in the state of Colorado in March 1998 for the purpose of designing and developing a commerce-based internet site where products can be seen and ordered directly on-line. Stockfirst.com, Inc. (formerly Genesis Capital Corp.) ("Stockfirst"), the sole subsidiary of Wow, intends to develop, manage and promote a network of financial web sites on the internet. It is anticipated that Stockfirst's major source of revenue will come from advertising on its web sites. Other revenue sources are anticipated to be from web site design and maintenance, financial information services and strategic alliances with other on-line financial web site providers.

                              Wow and Stockfirst (collectively, the "Company") are in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") 7, "Accounting and Reporting for Development Stage Enterprises." To date, the Company has generated minimal sales and devoted its efforts primarily to various start-up activities including development, advertising and capital raising.

                              Risks and Uncertainties

                              The market for internet information, products and services is intensely competitive and rapidly changing. Participants in this market range from extremely large and well capitalized companies to smaller competitors as there are no substantial barriers to entry into such market. Substantially all of the Company's potential competitors have longer operating histories, significantly greater financial, technical and marketing resources and greater name recognition than the Company. Many of these competitors are already established in the internet marketplace and therefore have a significant competitive advantage. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to the development, promotion and sale of their internet information services and products than the Company. There can be no assurance that the Company's potential competitors will not develop internet information products and services comparable or superior to those developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing customer requirements.

                              Going Concern Consideration

                              The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed above, the Company has been in the development stage since its inception and has generated minimal sales. Further, the Company has suffered significant losses since inception and has negative cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.


                                       F8

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A Develpment Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BACKGROUND
     (CONTINUED)              The consolidated financial statements do not
                              include any adjustments that might result from the outcome of this uncertainty. The Company has taken steps to improve its situation including the August 1999 business combination (see Note 3), the
                              September 1999 purchase of restricted equity securities in an unrelated, publicly-traded company (see Note 4) and the December 1999 execution of a letter of intent to acquire a related company (see Note 9). However, the
                              Company's current cash position will require that it engage in further capital raising activities during the next twelve months in order to continue its planned business activities. Further, the Company is seeking other acquisition opportunities or strategic alliances that will enable it to generate cash flows. There can be no assurances that management's plans, as described above, will be realized.

2.  SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES      Principles of Consolidation

                              In August 1999, Wow issued 322,275,000 shares of its common stock in exchange for 2,148,500 shares of Stockfirst's outstanding shares in a transaction accounted for as a reverse acquisition. Stockfirst was deemed the accounting acquirer and Wow was deemed the legal acquirer (see Note 3). The 1999 consolidated financial statements include the accounts of Wow and its wholly-owned subsidiary, Stockfirst. All significant intercompany transactions and balances have been eliminated in consolidation.

                              The 1998 financial statements of Stockfirst, included herein, are referred to as consolidated financial statements.

                              Investments

                              The Company records its investments in an available-for-sale securities at fair value. Unrealized gain on investments, net of tax, is reported as other comprehensive income.

                              Equipment

                              Equipment is stated at cost less accumulated depreciation. Depreciation is recorded using the double declining-balance method over 5 or 7 years.

                              Net Loss per Common Share

                              Net loss per common share is based on the weighted average number of common shares outstanding.


                                       F9

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A Develpment Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES
     (CONTINUED)              The Company complies with SFAS 128, "Earnings Per
                              Share," which requires dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

                              Since the effect of outstanding options and convertible debt are antidilutive, they have been excluded from the Company's computation of net loss per common share.

                              Income Taxes

                              The Company complies with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

                              Use of Estimates

                              The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                       F10

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A Develpment Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  BUSINESS COMBINATION      Effective August 24, 1999, Wow entered into a plan
                              of reorganization (the "Plan") with Stockfirst.
                              The agreement originally provided for Wow to issue
                              342,225,000 shares of its common stock in exchange for 2,281,500 shares, or 100%, of Stockfirst's outstanding shares (a 150 for 1 exchange).
                              However, certain Stockfirst shareholders
                              ("Non-Participating Stockfirst shareholders") elected not to approve the exchange of shares with Wow. Hence, the closing agreement of the Plan provided for Wow to issue 322,275,000 shares of its common stock in exchange for 2,148,500 shares, or approximately 94% of Stockfirst's outstanding shares, in a transaction accounted for as a reverse acquisition.

                              Pursuant to the terms of the closing agreement of the Plan, 19,950,000 shares of Wow common stock were to be issued in the name of Stockfirst to be held for the benefit of the Non-Participating Stockfirst shareholders. These shares were never issued. In January 2000, The Non-Participating Stockfirst shareholders elected to approve the Plan and were issued 19,950,000 shares of Wow's common stock in exchange for the remaining 133,000 shares of Stockfirst's outstanding shares (see
                              Note 10).

                              The reverse acquisition, as described above, has been accounted for as a purchase business combination in which Stockfirst was the accounting acquirer and Wow was the legal acquirer. No goodwill has been recognized since Wow was a "shell company." Accordingly, the accompanying consolidated statements of operations includes the results of operations of Wow from August 24, 1999, the effective date of the Plan, through December 31, 1999.

                              Net assets of Wow as of August 24, 1999 were as follows:

                              Cash ...............................  $   690,047
                              Liabilities ........................      (17,890)
                                                                    -----------
                                                                    $   672,157
                                                                    ===========


                                       F11

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A Develpment Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  BUSINESS COMBINATION
     (CONTINUED)              The following summarized unaudited consolidated
                              pro forma information shows the results of operations of the Company had the reverse acquisition occurred on June 17, 1998 (date of inception) (in thousands):

                                                  1999    1998    Cumulative
                                                  ----    ----    ----------
                              Revenues .........  $ 25    $ 14    $       39
                                                  ====    ====    ==========
                              Net Loss .........  $296    $122    $      418
                                                  ====    ====    ==========
                              Net loss per
                               common share,
                               basic and
                               diluted .........  $NIL    $NIL    $      NIL
                                                  ====    ====    ==========

                              The summarized unaudited consolidated pro forma results are not necessarily indicative of results which actually would have occurred if the acquisition had been in effect for the periods presented. Further, the summarized unaudited consolidated pro forma results are not intended to be a projection of future results.

4.  INVESTMENTS               In September 1999, the Company purchased equity
                              securities in an unrelated, publicly-traded company for $16,000. At December 31, 1999, the value of the Company's investments in the equity securities is $600,000, net of an aggregate 49%
                              "haircut" due to certain restrictions on the equity securities. Unrealized gain on investments of $350,000, net of $234,000 of tax, is reported as other comprehensive income for the year ended
                              December 31, 1999.


5.  EQUIPMENT                 At December 31, 1999, equipment was comprised of
                              the following:

                              Office equipment .....................  $   2,847
                              Computer equipment ...................      7,154
                                                                      ---------
                                                                         10,001
                              Less accumulated depreciation ........      2,708
                                                                      ---------
                                                                      $   7,293
                                                                      =========

6.  SHORT-TERM DEBT           At December 31, 1999, short-term debt consisted of
                              a $5,000 convertible promissory note payable to a consultant. The note, which was due on March 22, 2000, was converted into 1,250,000 shares of the Company's common stock in February 2000 (see Note
                              10).


                                       F12

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A Develpment Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  STOCKHOLDERS' EQUITY      The consolidated statements of stockholders'
                              equity have been retroactively restated to reflect the number of shares received by the stockholders of Stockfirst in the business combination (see
                              Note 3).

                              The historical stockholders' equity of Stockfirst (the accounting acquirer) consisted of 2,000,000 shares (retroactively restated to 300,000,000 shares to reflect the number of shares received in the business combination) of $.0001 par value common stock issued to incorporators. During 1999, prior to the reverse acquisition, Stockfirst issued 266,500 shares (retroactively restated to 20,025,000 shares, exclusive of the Non-Participating Stockfirst shareholders) of its common stock in connection with a private placement which raised $257,500, net of offering costs. Additionally, during 1999, Stockfirst issued 15,000 shares (retroactively restated to 2,250,000 shares) of its common stock in connection with its acquisition of certain intangible assets of an unrelated internet web site business. The shares were valued at $1.00 per share (retroactively restated to $.0067 per share) consistent with Stockfirst's previously completed private placement.

                              In connection with certain short-term debt financing, Stockfirst issued warrants to purchase 57,000 shares of Stockfirst's common stock at an exercise price of $1.00 per share expiring in January 2004. The value of the warrants of $12,540 was recognized as interest expense during the year ended December 31, 1999. At December 31, 1999, these warrants were unexercised.

                              Simultaneous with the Plan (see Note 3), the former principal stockholders of Wow executed an Undertaking and Option agreement whereby the former principal stockholders of Wow would transfer 55,000,000 shares of their personal holdings to the Company at a purchase price of $5,500. Such shares would be held in escrow and used to facilitate acquisition opportunities or future capital raising efforts of the Company. On the fifth anniversary of the Undertaking and Option agreement, any of the 55,000,000 shares not subsequently resold or reissued by the Company shall be returned, one-half each to the former principal stockholders of Wow. To date, the former principal stockholders have not transferred the 55,000,000 shares to the Company.



                                       F13

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A Develpment Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  INCOME TAXES              At December 31, 1999, the Company's deferred
                              income tax asset is comprised of the tax benefit
                              (cost) associated with the following items based on the statutory tax rates current in effect:

                              Net operating loss carryforwards ....  $  331,000
                              Unrealized gain on investments ......  $ (234,000)
                                                                     ----------
                              Defferred income tax asset, net .....      97,000
                              Valuation Allowance .................     (97,000)
                                                                     ----------
                                                                     $
                                                                     ==========

                              Income tax benefit for the year ended December 31, 1999, the period June 17, 1998 (date of inception) to December 31, 1998 and the cumulative period June 17, 1998 (date of inception) to December 31, 1999 consisted of the following:

                                                 1999       1998     Cumulative
                                              ---------   --------   ----------
                              Federal ......  $ 143,000   $ 40,000   $  183,000
                              State ........     40,000     11,000       51,000
                                              ---------   --------   ----------
                                              $ 183,000   $ 51,000   $  234,000
                                              =========   ========   ==========

                              Through December 31, 1999, the Company generated federal and state net operating loss carryforwards ("NOL's") of approximately $954,000 (including $370,000 of NOL's generated by Wow prior to the August 1999 reverse acquisition), available to offset future taxable income. However, a change in the ownership of the Company's common stock has triggered a delay and limitation on the utilization of NOL's generated during certain periods. The following table summarizes the status of the Company's NOL's at December 31, 1999:

                              NOL's with no restrictions ...........  $ 584,000
                              NOL's with timing restrictions
                               (utilization limted to
                               approximately $35,000 annually) .....    244,000
                              NOL-s lost ...........................    126,000
                                                                      ---------
                                                                      $ 954,000
                                                                      =========



                                      F14

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A Develpment Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  INCOME TAXES (CONTINUED)  At December 31, 1999, the Company has recorded the tax benefit of the NOL's to the extent of its unrealized gain on investments (see Note 4).

                              The NOL's expire through 2019.

9.  COMMITMENTS AND RELATED
     PARTY TRANSACTIONS       During the period June 17, 1998 (date of
                              inception) to December 31, 1998, an executive officer (and stockholder) of the Company advanced the Company approximately $72,000 for working capital purposes. Such loans were non-interest bearing and had no set repayment terms. In 1999, these loans were repaid to the executive officer.

                              In November 1999, the Company entered into a two-year consulting agreement with an unrelated party. Under the terms of the consulting agreement and its March 2000 amendment (together, the "Amended Agreement"), in consideration for services to be provided by the consultant, the Company agreed to pay the consultant 10% of net revenues, as defined in the Amended Agreement, introduced to the Company by the consultant. Further, pursuant to the terms of the Amended Agreement, the Company agreed to issue the consultant (i) approximately $16,000 of its common stock, in 2000 and (ii) $50,000 of options to purchase the Company's common stock at an exercise price equal to 50% of the bid price of the Company's common stock on the exercise date. The amount of $50,000 in stock options will be issued to the consultant for every $250,000 in gross revenue introduced to the Company by the consultant. In the event that the Company merges with or is acquired by another company, the Company would be obligated to pay the consultant 2% of the total purchase price.

                              In December 1999, the Company entered into a one-year joint venture agreement with an unrelated company for the purpose of providing financial information and stock recommendations on the Company's web site. Pursuant to the terms of the joint venture agreement, all revenues generated from the sale of financial research and stock recommendations provided by the unrelated party presented on the Company's web site shall be distributed 55% to the unrelated company and 45% to the Company. The Company will be responsible for certain advertising, development and administrative costs of participating in the joint venture.

                              In December 1999, the Company executed a letter of intent to acquire a related company. Simultaneously, the Company advanced the same related company $25,000 pursuant to a 10% promissory note. The advance is included in other current assets at December 31, 1999.

                              A director of the Company also serves as the Company's legal counsel. Fees for the director's legal services amounted to approximately $8,000 for the year ended December 31, 1999.



                                      F15

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A Develpment Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  SUBSEQUENT EVENTS        In January 2000, the Non-Participating Stockfirst
                              shareholders elected to approve the Plan and were issued 19,950,000 shares of Wow's common stock in exchange for the remaining 133,000 shares of Stockfirst's outstanding shares (see Note 3).

                              In February 2000, the holder of the $5,000 convertible promissory note elected to convert the note into 1,250,000 shares of the Company's common stock.

                              In March 2000, the Company entered into a six-month consulting agreement with an unrelated party. Under the terms of the consulting agreement, in consideration for services to be provided by the consultant, the Company agreed to pay the consultant $5,000 monthly and 10% of monthly gross paid revenues of the Company for preceding monthly period, excluding certain revenues, as defined in the agreement. Further, pursuant to the terms of the consulting agreement, the Company agreed to issue to the consultant 1,000,000 shares of the Company's common stock and common stock equal in an amount to 20% of monthly gross paid revenues of the Company for the preceding monthly period, excluding certain revenues, as defined in the Agreement. The consultant will have piggyback registration rights of all shares issued to him. In 2000, the Company issued 333,333 shares of its common stock to the unrelated party pursuant to the consulting agreement.

                              In March 2000, the Company entered into a six-month joint venture agreement with an unrelated company for the purpose of providing financial information and stock recommendations on the Company's web site. Pursuant to the terms of the joint venture agreement, all revenues generated from the sale of financial research and stock recommendations provided by the unrelated party presented on the Company's web site shall be distributed 50% to the unrelated company and 50% to the Company. The Company will be responsible for certain advertising, development and administrative costs of participating in the joint venture.

                              In March 2000, the Company and a related company entered into a five-year operating lease for office space at a rate of $5,385 per month.

                              In 2000, the Company issued 213,726 shares of its common stock to an unrelated party pursuant to a two-year consulting agreement (see Note 9).


                                      F16

                             UNAUDITED STUB PERIODS

                               WOWSTORES.COM, INC.
                            STATEMENTS OF OPERATIONS
                FOR THE THREE MONTHS ENDED JULY 31, 1999 AND 1998
                                   (UNAUDITED)


                                                                        1999                1998
                                                                    ----------           ---------
REVENUES                                                            $      --            $      --
                                                                    ----------           ---------

OPERATING EXPENSES
  Consulting and web development                                        60,361               6,292
  Payroll and related expenses                                          95,705              13,460
  Rent                                                                  22,538
  Other                                                                 26,075               2,670
                                                                    ----------           ---------

    Total operating expenses                                           204,679              22,422
                                                                    ----------           ---------

NET LOSS                                                            $ (204,679)          $ (22,422)
                                                                    ==========           =========

NET LOSS PER COMMON SHARE, basic and diluted                        $     NIL            $    NIL
                                                                    ==========           =========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (a)                     155,360,250         125,000,000
                                                                   ===========         ===========


(a) - gives effect to May 1999 25 to 1 stock split

                                       F17

                               WOWSTORES.COM, INC.
                            STATEMENTS OF CASH FLOWS
                FOR THE THREE MONTHS ENDED JULY 31, 1999 AND 1998
                                   (UNAUDITED)


                                                                         1999                   1998
                                                                     -----------             ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                           $ (204,679)             $ (22,422)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Increase (decrease) in cash attributable to changes
        in operating assets and liabilities:
      Other current assets                                               37,917
      Accounts payable                                                  (25,000)
      Accrued expenses and other current liabilities                    (38,779)                 1,305
                                                                     ----------              ---------

NET CASH USED IN OPERATING ACTIVITIES                                  (230,541)               (21,117)

NET CASH PROVIDED BY FINANCING ACTIVITIES, proceeds
 from sale of common stock                                              313,750
                                                                     ----------              ---------

NET INCREASE (DECREASE) IN CASH                                          83,209                (21,117)

CASH
  Beginning of period                                                   607,174                 21,117
                                                                     ----------              ---------

  End of period                                                      $  690,383              $      --
                                                                     ==========-             =========

                               WOWSTORES.COM, INC.
                                 AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                        Consolidated Financial Statements

                             April 30, 1999 and 1998









                   (With Independent Auditor's Report Thereon)




                                      F19

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                             April 30, 1999 and 1998

                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
Independent Auditor's Report ...................................           1

Consolidated Financial Statements:

      Consolidated Balance Sheet ...............................           2

      Consolidated Statements of Operations ....................           3

      Consolidated Statements of Stockholders' Equity ..........           4

      Consolidated Statements of Cash Flows ....................       5 to 6

      Notes to Consolidated Financial Statements ...............      7 to 12




                                      F20

                                     [LOGO]




                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
WowStores.Com, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheet of WowStores.Com, Inc. and subsidiary (a development stage company) as of April 30, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended April 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements for the period from March 6, 1998 (inception) through April 30, 1998 were audited by other auditors whose report thereon, dated June 9, 1998, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WowStores.Com, Inc. and subsidiary at April 30, 1999 and the consolidated results of their operations and their cash flows for the year ended April 30, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the consolidated financial statements, the Company has incurred significant losses and has not commenced proposed operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                              /s/ Guest & Company, P.C.
                                             --------------------------


October 5, 1999
Tulsa, Oklahoma

                                       F21

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                           Consolidated Balance Sheet

                                 April 30, 1999

                                     ASSETS

Cash .........................................................    $  607,174
Stock subscription receivable (note 5) .......................       313,950
Prepaid consulting contract (note 2) .........................        12,917
Web site development (note 3) ................................        25,000
                                                                  ----------
                                                                  $  959,041
                                                                  ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable (notes 2 and 3) .............................    $   25,000
Accrued expenses .............................................        51,869
Note payable (note 2) ........................................         5,000
                                                                  ----------
        Total liabilities ....................................        81,869
                                                                  ----------

Stockholders' equity (note 5):
        Preferred stock, $.001 par value; 10,000,000 shares
           authorized; zero shares issued and outstanding ....          --
        Common stock, $.001 par value; 50,000,000 shares
           authorized; 6,214,650 shares issued
           and outstanding ...................................         6,215
        Additional paid-in-capital ...........................     1,069,669
        Deficit accumulated during development stage .........      (145,162)
        Stock subscription receivable ........................       (53,550)
                                                                  ----------
               Total stockholders' equity ....................       877,172

Commitments and contingencies (notes 2, 3, 5, 7 and 8) .......
                                                                  ----------
                                                                  $  959,041
                                                                  ==========


See accompanying notes to consolidated financial statements.


                                       F22

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                      Consolidated Statements of Operations

                    Year Ended April 30, 1999 and the period
                March 6, 1998 (inception) through April 30, 1998



                                                             FOR THE PERIOD
                                                               MARCH 6, 1998
                                                               (INCEPTION)
                                                                THROUGH
                                                              APRIL 30, 1999       1999            1998
                                                             ---------------       ----            ----
Operating expenses:
      Officers' compensation                                  $  57,340            53,840            3,500
      Web site expenses (note 3)                                 17,490            17,490              --
      Consulting                                                 32,678             7,678           25,000
      Legal fees                                                  3,791             3,791              --
      Accounting                                                  3,425             1,925            1,500
      License acquired from affiliate                            25,000               --            25,000
      Other                                                       5,438             4,965              473
                                                              ---------        ----------        ---------
           Net loss before income taxes                        (145,162)          (89,689)         (55,473)

Income tax expense (benefit) (note 4)                               --                --               --
                                                              ---------        ----------        ---------
           Net loss                                           $(145,162)          (89,689)         (55,473)
                                                              =========        ==========        =========

Net loss per common share                                                      $     (.02)            (.01)
                                                                               ==========        =========
Weighted average common shares outstanding                                      5,195,196        5,000,000
                                                                               ==========        =========



See accompanying notes to consolidated financial statements.


                                       F23

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                 Consolidated Statements of Stockholders' Equity

                    Year Ended April 30, 1999 and the period
                March 6, 1998 (inception) through April 30, 1998


                                                                                                   DEFICIT
                                                                                                 ACCUMULATED    STOCK       TOTAL
                                                                                     ADDITIONAL  DURING THE      SUB-      STOCK-
                                           PREFERRED STOCK        COMMON STOCK         PAID-IN   DEVELOPMENT   SCRIPTION   HOLDERS'
                                           SHARES  AMOUNT      SHARES      AMOUNT      CAPITAL      STAGE     RECEIVABLE   EQUITY
                                          -------  ------      ------      ------    ----------  -----------  ----------   --------
BALANCES AT MARCH 6, 1998 ................   --     $--           --      $   --      $     --    $     --     $  --      $    --

March 10, 1998, shares issued to officer
   for services, valued by management at
   the fair value of services (note 5) ...   --      --      3,500,000       3,500          --          --        --          3,500

March 23, 1998, sale of common stock,
   pursuant to confidential offering memo-
   randum, net of offering costs (note 5)    --      --      1,500,000       1,500        70,890        --        --         72,390

Net loss .................................   --      --           --          --            --       (55,473)     --        (55,473)
                                           ----    ----      ---------   ---------    ----------  ----------   --------   ----------
BALANCES AT APRIL 30, 1998 ...............   --      --      5,000,000       5,000        70,890     (55,473)     --         20,417

February 16, 1999, net cancellation and
   issuance of common stock in the
   acquisition of E Stores (note 5) ......   --      --       (459,100)       (459)          459        --        --           --

February 16, 1999, sale of common stock to
   related party (note 5) ................   --      --      1,000,000       1,000        18,994        --        --         19,994

March 16, 1999, sale of common stock,
   pursuant to confidential offering
   memorandum (note 5) ...................   --      --        245,000         245       244,755        --        --        245,000

March 16, 1999, sale of common stock,
   pursuant to confidential offering
   memorandum (note 5) ...................   --      --        245,000         245       244,755        --        --        245,000

April 7, 1999, sale of common stock,
   pursuant to confidential offering
   memorandum (note 5) ...................   --      --        367,500         368       367,132        --        --        367,500

Exercise of common stock warrants
   (note 5) ..............................   --      --         61,250          61       367,439        --      (53,550)    313,950

Net loss .................................   --      --           --          --            --       (89,689)     --        (89,689)
                                           ----    ----      ---------   ---------    ----------  ----------   --------   ----------
BALANCES AT APRIL 30, 1999 ...............   --    $ --      6,214,650   $   6,215    $1,069,669  $ (145,162)  $(53,550)  $ 877,172
                                           ====    ====      =========   =========    ==========  ==========   ========   =========



See accompanying notes to consolidated financial statements.



                                                          F24

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                      Consolidated Statements of Cash Flows

                    Year Ended April 30, 1999 and the period
                March 6, 1998 (inception) through April 30, 1998


                                                              FOR THE PERIOD
                                                               MARCH 6, 1998
                                                               (INCEPTION)
                                                                THROUGH
                                                              APRIL 30, 1999            1999             1998
                                                              --------------           -------          -------
INCREASE IN CASH

Cash flows from operating activities -- cash paid
   to suppliers and employees .........................        $(72,711)               (21,438)         (51,273)
                                                               --------                -------           ------

Cash flows from investing activities -- payments
   for web site development ...........................         (25,000)               (25,000)             --
                                                               --------                -------           ------

Cash flows from financing activities:
      Proceeds from issuance of stock .................         707,495                632,495           75,000
      Payments of offering costs ......................          (2,610)                   --            (2,610)
                                                               --------                -------           ------
           Net cash provided by financing activities ..         704,885                632,495           72,390
                                                               --------                -------           ------

Net increase in cash ..................................         607,174                586,057           21,117

Cash, beginning of period .............................          21,117                 21,117              --
                                                               --------                -------           ------

Cash, end of period ...................................        $628,291                607,174           21,117
                                                               ========                =======           ======





See accompanying notes to consolidated financial statements.



                                        F25

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                Consolidated Statements of Cash Flows, Continued

                    Year Ended April 30, 1999 and the period
                March 6, 1998 (inception) through April 30, 1998


                                                          FOR THE PERIOD
                                                          MARCH 6, 1998
                                                            (INCEPTION)
                                                             THROUGH
                                                          APRIL 30, 1999            1999             1998
                                                          --------------           ------           -------
RECONCILIATION OF NET LOSS TO NET CASH USED
   BY OPERATING ACTIVITIES

Net loss ............................................        $(145,162)            (89,689)         (55,473)
Adjustments to reconcile net loss to net cash
   used by operating activities:
      Common stock issued for services ..............            3,500                 --              3,500
      Increase in prepaid expenses ..................          (12,918)            (12,918)             --
      Increase in liabilities .......................           81,869              81,169              700
                                                             ---------             -------          -------

           Net cash used by operating activities ....        $ (72,711)            (21,438)         (51,273)
                                                             =========             =======          =======

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING
   ACTIVITIES

      Common stock issued on subscriptions ..........                           $  367,500              --
      Prepaid consulting services obtained from
         note payable ...............................                                5,000              --




See accompanying notes to consolidated financial statements.


                                        F26

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                   Notes to Consolidated Financial Statements

  (1)   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (A)   PRINCIPLES OF CONSOLIDATION

              The consolidated financial statements include all accounts of WowStores.Com, Inc. (WowStores) (formerly Interactive Golf Marketing, Inc.) and its wholly--owned subsidiary, E Stores.Com, Inc. (E Stores). All intercompany accounts and transactions have been eliminated in consolidation.

        (B)   ORGANIZATION AND NATURE OF BUSINESS

              WowStores was incorporated under the laws of Colorado on March 6, 1998 under its original name, Interactive Golf Marketing, Inc.
              (IGM). On February 22, 1999, IGM amended its articles of incorporation to change its name to WowStores.Com, Inc. The principal activities since inception have been organizational matters and the sale and issuance of shares of its $.001 par value common stock. IGM's marketing focus was expected to be in the design, development and facilitation of a commerce based internet site where the product can be seen and ordered directly on--line. On February 16, 1999, IGM entered into a stock purchase agreement with E Stores in which IGM acquired 100 percent of common stock of E Stores by issuing 3,040,000 shares of IGM common stock (see also note 5). At the time of the acquisition, IGM had no assets, liabilities or significant business activities. E Stores is developing a commission driven internet shopping directory, which it anticipates to eventually be comprised of thousands of stores, shops, services and an easy--to--use search feature. E Stores will be paid a commission on every item purchased on the corresponding site should the user use the provided link to that sponsor's site.

        (C)   DEVELOPMENT STAGE COMPANY

              WowStores and E Stores are in the development stage in accordance with Statement of Financial Accounting Standard No. 7.

        (D)   CASH EQUIVALENTS

              For purposes of the consolidated statements of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

        (E)   INCOME TAXES

              Deferred income taxes are recognized for income and expense items that are reported for financial purposes in different years than for income tax purposes.

                                        F27

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

              Notes to Consolidated Financial Statements, Continued

  (1)   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

        (F)   NET LOSS PER COMMON SHARE

              Net loss per common share is computed using the weighted average number of shares outstanding during the period. Fully diluted loss per common share is presented if the assumed conversion of common stock equivalents result in material dilution.

        (G)   USE OF ESTIMATES

              The process of preparing consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

  (2)   PREPAID CONSULTING CONTRACT

        In April 1999, WowStores entered into a consulting agreement with a company in the amount of $25,000. The total amount of the agreement was payable as such: $10,000 payable upon signing, with a $5,000 note payable and $10,000 due at the beginning of the seventh month from the signing date. The final $10,000 payment was not accrued due to the six-month termination rights in the contract. The agreement is for a one-year period. The note, which may be converted at the option of the consultant into 50,000 shares (prior to the stock split described in Note 10) of WowStores' common stock, bears no interest and is payable on March 22, 2000.

  (3)   WEB SITE DEVELOPMENT

        In April 1999, WowStores entered into an agreement with a company for the development of a web site. The total amount of the agreement was $25,000, in which $10,000 was paid upon signing and the balance payable upon completion of the web site.

        During the year ended April 30, 1999, WowStores paid $17,490 to a company under common control for the development of a previous internet web site. The amount paid was capitalized; however, management determined that this web site was not expected to provide substantive service potential and the amount was written off and recorded as an expense in the statement of operations.


                                        F28

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

              Notes to Consolidated Financial Statements, Continued

  (4)   INCOME TAXES

        Income tax expense for the years ending April 30, 1999 and the period March 6, 1998 (inception) through April 30, 1998 were zero for current taxes and zero for deferred taxes.

        Actual income tax expense applicable to loss before income taxes is reconciled with the "normally expected" federal income tax benefit as follows:


                                                                                  1999          1998
                                                                                  ----          ----

              "Normally expected" income tax benefit ...................       $(30,494)      (18,861)
              Increase (decrease) in taxes resulting from:
                   Valuation allowance for deferred income taxes .......         35,427        21,635
                   State income taxes, net of Federal income
                      tax effect .......................................         (4,933)       (2,774)
                                                                               --------       -------
                         Actual income tax expense .....................       $   --             --
                                                                               ========       =======


        The deferred income tax asset at April 30, 1999 is comprised of net operating loss carryforwards of $56,339, which is fully offset by the valuation allowance.

        WowStores has available unused net operating loss carryforwards of approximately $145,000 which will expire in various periods from 2018 to 2019.

  (5)   STOCKHOLDERS' EQUITY

        Preferred stock consists of 10,000,000 authorized shares, par value $.001 per share. The Board of Directors has determined that no shares of preferred stock may be issued until such time the Board has determined and approved the designations, privileges and preferences of such preferred stock.

        In conjunction with IGM's acquisition of E Stores, IGM canceled 3,500,000 shares of common stock previously issued to an officer/director and reissued 1,500,000 shares of common stock to each of its new directors. In addition, IGM issued 40,000 shares of common stock to another new director.


                                        F29

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

              Notes to Consolidated Financial Statements, Continued

  (5)   STOCKHOLDERS' EQUITY, CONTINUED

        On February 16, 1999, WowStores sold 1,000,000 shares of its common stock to International Industries, Inc. which is a company controlled by two directors of WowStores.

        The sales price for these shares was $.02 per share.

        On February 17, 1999, IGM offered for sale 61,250 units, which consisted of 10 common shares of $.001 par value and 1 stock purchase warrant for $10 per unit. Each warrant, which expires on August 31, 1999, entitled the holder to purchase 1 share of common stock for $6 per share. This offering was made pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended (the Act). As of October 5, 1999, all warrants have been exercised and paid subsequent to April 30, 1999, except for $53,550, which represents 8,925 shares.

        During the period ended April 30, 1998, IGM offered for sale 1,500,000 shares of its $.001 par value common stock for $.05 per share pursuant to the Act. IGM sold 1,500,000 shares for net proceeds of $72,390 after deducting offering costs of $2,610.

        On March 10, 1998, the Board of Directors approved the issuance of 3,500,000 shares of IGM's $.001 par value common stock to an officer/director in exchange for services performed. The transaction was recorded at the fair value of the services rendered, as determined by management, which totaled $3,500. The $3,500 is included in the consolidated financial statements as compensation expense for 1998. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Act.

  (6)   RELATED PARTY TRANSACTIONS

        The following is a summary of related party transactions not described elsewhere in these notes to consolidated financial statements.

        During the period ended April 30, 1998, IGM paid $25,000 to an affiliate company for a nonexclusive license to market on the internet the instructional hand gloves. The $25,000 is included in the consolidated financial statements as license acquired from affiliate and classified as an operating expense.

                                       F30

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

              Notes to Consolidated Financial Statements, Continued

  (7)   CONCENTRATIONS

        During the period ended April 30, 1998, IGM incurred $50,000 in expenses to two companies for consulting, licensing and marketing fees. The $50,000 made up 90 percent of total expenses for the period ended April 30, 1998. One of the companies was an affiliate of IGM.

        During 1999, WowStores maintained a cash balance within a financial institution which exceeded the insured limit of the Federal Depository Insurance Corporation.

  (8)   CONTINGENCY

        WowStores has identified computer systems and software that could be affected by the Year 2000 issue (Y2K). The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. WowStores estimates any additional cost of addressing Y2K to be relatively nominal as it has updated any software or equipment requiring an update.

  (9)   GOING CONCERN

        As of April 30, 1999, WowStores had operating losses and had not began operations, which raises substantial doubt about its ability to continue as a going concern.

        From March 6, 1998 (inception) through April 30, 1999, initial working capital was raised through public offerings of its common stock. WowStores intends to derive its revenue from the use of commission/affiliate/associate agreements, the sale of advertising strategies financial alliances, other commission-based products and the sale of specific products marketed. There is no assurance that WowStores will be successful in its efforts to generate revenues to support its operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       F31

                       WOWSTORES.COM, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

              Notes to Consolidated Financial Statements, Continued

(10)    SUBSEQUENT EVENT

        On May 3, 1999, the Board of Directors of WowStores approved a 25 to 1 forward stock split on all issued and outstanding shares of common stock, in which the record date for the split was May 12, 1999. On May 5, 1999, WowStores amended its articles of incorporation to increase the authorized shares of common stock to 250,000,000 shares with a par value of $.0001. On August 9, 1999, the articles of incorporation were amended again to increase the authorized shares of common stock to 500,000,000 shares with a par value of $.0001.

        In August 1999, WowStores entered into a Plan of Reorganization with StockFirst.Com, Inc. In the plan, WowStores acquired 100 percent of the outstanding common stock of StockFirst.Com, Inc. in exchange for approximately 344,000,000 shares of WowStores common stock. For accounting purposes, the acquisition has been treated as the acquisition of StockFirst.Com by WowStores with StockFirst.Com as the acquiror (reverse acquisition).


                                       F32

                        INTERACTIVE GOLF MARKETING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         Index to Financial Statements

                                                                            Page
                                                                            ----
Independent auditor's report..............................................   -2-

Balance sheet, April 30, 1998.............................................   -3-

Statement of operations, from March 6, 1998 (inception)
   through April 30, 1998.................................................   -4-

Statement of shareholders' equity, from March 6, 1998 (inception)
   through April 30, 1998.................................................   -5-

Statements of cash flows, from March 6, 1998 (inception)
   through April 30, 1998.................................................   -6-

Summary of significant accounting policies................................   -7-

Notes to financial statements.............................................   -8-

                    [CORDOVANO AND HARVEY, P.C. LETTERHEAD]

To the Board of Directors and Shareholders
Interactive Golf Marketing, Inc.

                          INDEPENDENT AUDITORS' REPORT

We have audited the balance sheet of Interactive Golf Marketing, Inc.
(a development stage company) as of April 30, 1998 and the related statements of operations, shareholders' equity, and cash flows for the period from March 6, 1998 (inception) through April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interactive Golf Marketing, Inc. as of April 30, 1998, and the results of its operations and its cash flows for the period from March 6, 1998 (inception) through April 30, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note G to the financial statements, the Company has incurred significant operating losses and has a limited supply of cash, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Cordovano and Harvey, P.C.
-------------------------------
Cordovano and Harvey, P.C.
Denver, Colorado
June 9, 1998

                        INTERACTIVE GOLF MARKETING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET
                                 April 30, 1998

                                     ASSETS

CASH............................................................   $ 21,117
                                                                   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
   Accounts payable.............................................   $    200
   Accrued expenses.............................................        500
                                                                   --------
                                               TOTAL LIABILITIES        700
                                                                   --------

COMMITMENTS (Note F)............................................         --

SHAREHOLDERS' EQUITY
   Preferred stock, $.001 par value; 10,000,000 shares
     authorized; -0- shares issued and outstanding..............         --
   Common stock, $.001 par value; 50,000,000 shares authorized;
     5,000,000 shares issued and outstanding....................      5,000
   Additional paid-in capital...................................     70,890
   Deficit accumulated during developmental stage...............    (55,473)
                                                                   --------
                                      TOTAL SHAREHOLDERS' EQUITY     20,417
                                                                   --------
                                                                   $ 21,117
                                                                   =========

        See accompanying summary of significant accounting policies and notes to the financial statements.

                        INTERACTIVE GOLF MARKETING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS
                March 6, 1998 (inception) through April 30, 1998


OPERATING EXPENSES
   License acquired from affiliate (Note B)........................  $   25,000
   Consulting......................................................      25,000
   Compensation (Note B)...........................................       3,500
   Accounting......................................................       1,500
   Other...........................................................         473
                                                                     ----------
      NET LOSS BEFORE INCOME TAXES.................................     (55,473)

INCOME TAX BENEFIT (EXPENSE)(NOTE C)
   Current income tax benefit......................................       8,175
   Deferred income tax expense.....................................      (8,175)
                                                                     ----------
      NET LOSS.....................................................  $  (55,473)
                                                                     ==========

Basic loss per common share........................................  $     0.01
                                                                     ==========
Basic weighted average common shares outstanding...................   5,000,000
                                                                     ==========

        See accompanying summary of significant accounting policies and notes to the financial statements.

                        INTERACTIVE GOLF MARKETING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF SHAREHOLDER'S EQUITY

                March 6, 1998 (inception) through April 30, 1998

                                                                                                           DEFICIT
                                                                                                          ACCUMULATED
                                                    PREFERRED STOCK        COMMON STOCK       ADDITIONAL   DURING THE     TOTAL
                                                 --------------------  --------------------     PAID-IN   DEVELOPMENT  SHAREHOLDERS'
                                                 SHARES     PAR VALUE   SHARES    PAR VALUE     CAPITAL      STAGE        EQUITY
                                                 ------     ---------  ---------  ---------  ----------  ------------  -------------

Balance, March 6, 1998 (inception)..............     --     $      --         --  $      --  $       --  $         --  $         --

March 10, 1998, shares issued to
  officer for services, valued by
  management at the fair value of the
  services ($.001/share) (Note D)...............     --            --  3,500,000      3,500          --            --         3,500

March 23, 1998, sale of common stock,
   pursuant to confidential offering
   memorandum, net of $2,610 in offering
   costs ($.05/share) (Note D)..................     --            --  1,500,000      1,500      70,890            --        72,390

Net loss for the period ended
   April 30, 1998...............................     --            --         --         --          --       (55,473)      (55,473)
                                                 ------     ---------  ---------  ---------  ----------  ------------  -------------
                         BALANCE, APRIL 30, 1998     --     $      --  5,000,000  $   5,000  $   70,890  $    (55,473) $     20,417
                                                 ======     =========  =========  =========  ==========  ============  ============

-------------------------------------------------------------------------------
         See accompanying summary of significant accounting policies and notes to the financial statements.

                        INTERACTIVE GOLF MARKETING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS
                March 6, 1998 (inception) through April 30, 1998



OPERATING ACTIVITIES
   Net loss.........................................................   $(55,473)

   Transactions not requiring cash:
      Common stock issued for services (Note B).....................      3,500

   Changes in current liabilities:
      Accounts payable and accrued expenses.........................        700
                                                                       --------
         NET CASH (USED IN) OPERATING ACTIVITIES....................    (51,273)
                                                                       --------

FINANCING ACTIVITIES
   Proceeds from issuance of common stock...........................     75,000
   Payments for offering costs......................................     (2,610)
                                                                       --------
         NET CASH PROVIDED BY FINANCING ACTIVITIES..................     72,390
                                                                       --------
         NET INCREASE IN CASH.......................................     21,117
Cash, beginning of period...........................................         --
                                                                       --------
         CASH END OF PERIOD.........................................   $ 21,117
                                                                       ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
   Interest........................................................    $     --
                                                                       ========
   Income taxes                                                        $     --
                                                                       ========

          See accompanying summary of significant accounting policies and notes to the financial statements.

                        INTERACTIVE GOLF MARKETING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 April 30, 1998

DEVELOPMENT STAGE COMPANY

Interactive Golf Marketing, Inc. (the Company) is in the development stage in accordance with Statement of Financial Accounting Standard (SFAS) No. 7.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

EARNINGS/(LOSS) PER SHARE

The Company reports earnings per share using a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes the impact of common stock equivalents. Diluted earnings per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted earnings per share.

                        INTERACTIVE GOLF MARKETING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                                 April 30, 1998

NOTE D: COMMON STOCK SALES

During the period ended April 30, 1998, the Company offered for sale 1,500,000 shares of its $.001 par value common stock for $.05 per share pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "Act"). The Company sold 1,500,000 shares for net proceeds of $72,390 after deducting offering costs of $2,610.

An additional 3,500,000 shares of common stock were issued to an officer/director for services valued at $3,500 (see Note B). These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Act.

NOTE E: CONCENTRATIONS

During the period ended April 30, 1998, the Company incurred $50,000 in expenses to two companies for consulting and licensing and marketing fees. The $50,000 made up 90 percent of the Company's expenses for the period ended April 30, 1998.

NOTE F: COMMITMENTS

In accordance with its Confidential Offering Memorandum, the Company is committed to use the proceeds from the offering for the following: licensing and marketing fees ($25,000); consulting fees ($25,000); internet marketing and promotion ($15,000); accounting and legal fees ($5,000), and; working capital and miscellaneous expenses ($5,000).

As of April 30, 1998, the remaining commitments for these categories are as follows: internet marketing and promotion ($15,000); accounting and legal fees ($1,500), and; working capital and miscellaneous expenses ($4,617).

NOTE G: GOING CONCERN

As of April 30, 1998, the Company had significant operating losses and a limited supply of cash, which raises substantial doubt about its ability to continue as a going concern.

From March 6, 1998 (inception) through April 30, 1998, the Company raised initial working capital through a public offering of its common stock, which is expected to permit the Company to continue its start-up marketing operations through September 30, 1998. The Company anticipates conducting debt financings or additional common stock offerings, which are not yet beyond the planning stages, to fund its proposed operations. The Company is largely dependent upon the proceeds anticipated to be received from proposed future debt financings or common stock offerings to carry out its proposed operations. There is not assurance that the Company will be successful in its efforts to raise the proceeds needed to commence operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.